UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K/A

(Amendment No. 1)

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): February 29, 2024

ALTITUDE ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-39772	85-2533565
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

400 Perimeter Center Terrace Suite 151

Atlanta, Georgia 30346

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: 1 (800) 950-2950

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock, par value $0.0001, and one-half of one redeemable warrant	ALTUU	The Nasdaq Stock Market LLC
Class A common stock, par value $0.0001	ALTU	The Nasdaq Stock Market LLC
Redeemable warrants, each warrant exercisable for one share of Class A common stock, each at an exercise price of $11.50 per share	ALTUW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Explanatory Note

This Amendment No. 1 (this “Amendment”) is being filed by Altitude Acquisition Corp. to amend its Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on February 29, 2024 (the “Original 8-K”), solely to supplement Item 9.01 of the Original 8-K to add an additional exhibit. Except as provided herein, the disclosures made in the Original 8-K remain unchanged.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

2.1	Business Combination Agreement, dated as of February 29, 2024, by and among Altitude Acquisition Corp., Altitude Merger Sub I., Inc., and Vesicor Therapeutics, Inc.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ALTITUDE ACQUISITION CORP.

	By:	/s/ Gary Teplis
	Name:	Gary Teplis
	Title:	Chief Executive Officer

Dated: March 1, 2024

Exhibit 2.1

EXECUTION VERSION

BUSINESS COMBINATION AGREEMENT

by and among

ALTITUDE ACQUISITION CORP.,

as Parent,

ALTITUDE MERGER SUB I, INC.,

as Merger Sub,

VESICOR THERAPEUTICS, INC.,

as the Company,

Dated as of February 29, 2024

BUSINESS COMBINATION AGREEMENT

This BUSINESS COMBINATION AGREEMENT (this “Agreement”) is made and entered into as of February 29, 2024, by and among Altitude Acquisition Corp., a Delaware corporation (prior to the Effective Time, “Parent” and at and after the Effective Time, “PubCo”), Altitude Merger Sub I, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Parent (“Merger Sub”) and Vesicor Therapeutics, Inc., a California corporation (the “Company”).

RECITALS

A. Parent is a blank check company formed for the sole purpose of entering into a share exchange, asset acquisition, share purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities, and Merger Sub is a wholly-owned subsidiary of Parent;

B. The Company is in the business of developing a cancer therapeutic (the “Business”);

C. Merger Sub is a wholly owned, direct subsidiary of Parent;

D. Upon the terms and subject to the conditions of this Agreement and in accordance with the DGCL and the CCC, Parent and the Company will enter into a business combination transaction pursuant to which (i) Merger Sub will merge with and into the Company (the “Merger”), after which the Company will be the surviving company (the “Surviving Corporation”) and a wholly-owned subsidiary of PubCo, and (ii) PubCo shall change its name to “Vesicor Therapeutics, Inc.”;

E. The parties hereto intend that, for U.S. federal income tax purposes, the Merger is treated as a merger of the Company with and into Parent that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code to which each of Parent, Merger Sub and the Company are parties under Section 368(b) of the Code, and this Agreement is intended to constitute a “plan of reorganization” for purposes of Sections 354, 361 and 368 of the Code and within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the Treasury Regulations;

F. The Company Board of Directors has unanimously (i) approved and declared advisable this Agreement and the transactions contemplated by this Agreement, including the Merger, on the terms and subject to the conditions set forth herein or therein, (ii) determined that this Agreement and such transactions are fair to, and in the best interests of, the Company and the Company Stockholders and (iii) resolved to recommend that the Company Stockholders approve the Merger and such other transactions and adopt this Agreement (the “Company Board Recommendation”);

G. The Parent Board of Directors (including any required committee or subgroup of such board) has, (i) declared the advisability of the transactions contemplated by this Agreement, (ii) determined that the transactions contemplated hereby are in the best interests of the stockholders of Parent, (iii) determined that the transactions contemplated hereby constitute a “Business Combination” as such term is defined in Parent’s Certificate of Incorporation and bylaws and (iv) recommended to the stockholders of Parent to adopt and approve each of the Parent Proposals (as defined below) (the “Parent Board Recommendation”); and

H. The sole shareholder of Merger Sub has (i) determined that it is in the best interests of Merger Sub, and declared it advisable, to enter into this Agreement providing for the Merger and (ii) approved this Agreement and the transactions contemplated by this Agreement, including the Merger, on the terms and subject to the conditions set forth herein or therein.

In consideration of the mutual covenants and promises set forth in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

ARTICLE I

DEFINITIONS

1.1 Definitions.

“Action” means any legal action, litigation, suit, claim, or similar hearing or proceeding (whether at law or in equity), including any audit, claim or assessment for Taxes or otherwise, by or before any Authority.

“Additional Agreements” means the Registration Rights Agreement and the Lock-Up Agreements.

“Additional Parent SEC Documents” has the meaning set forth in Section 5.12(a).

“Affiliate” means, with respect to any Person, any other Person directly or indirectly Controlling, Controlled by or under common Control with such Person. “Affiliate” shall also include, with respect to any individual natural Person, (a) such Person’s spouse, parent, lineal descendant, sibling, aunt, uncle, niece, mother-in-law, father-in-law, sister-in-law or brother-in-law or (b) a trust for the benefit of such Person and/or the individuals described in the foregoing clause (a) or of which such Person is a trustee.

“Affiliate Transaction” has the meaning set forth in Section 4.24.

“Aggregate Fully Diluted Company Shares” means, without duplication, the aggregate number of Company Securities that are (a) issued and outstanding immediately prior to the Effective Time and (b) issuable upon, or subject to, the settlement of any Company Securities (whether or not then vested or exercisable) and any equity or equity-linked securities of the Company, in each case, that are outstanding immediately prior to the Effective Time.

“Aggregate Transaction Closing Cash” means an amount equal to (a) the sum of (i) the aggregate cash proceeds available for release to Parent from the Trust Fund in connection with the transactions contemplated hereby (net of the Parent Redemption Amount); plus (ii) the aggregate cash proceeds received by Parent or the Company or committed to be invested in respect of the Closing Offering, minus (b) (i) unpaid Transaction Expenses of Parent, up to a maximum amount of $3,000,000, and (ii) unpaid Transaction Expenses of the Company, up to a maximum amount of $1,000,000.

“Agreement” has the meaning set forth in the preamble.

“Alternative Proposal” has the meaning set forth in Section 6.2(a).

“Alternative Transaction” has the meaning set forth in Section 6.2(a).

“Antitrust Fees” means any and all filing fees payable to the Antitrust Division of the United States Department of Justice or the United States Federal Trade Commission under the HSR Act or any other applicable Antitrust Laws or the antitrust or competition Law authorities of any other jurisdiction in connection with the transactions contemplated by this Agreement.

“Antitrust Laws” means any applicable legal requirements of any Authority regarding matters of competition or foreign investment.

“Authority” means any governmental, regulatory or administrative body, agency or authority, any court or judicial authority, any arbitrator, or any public, private or industry regulatory authority, whether international, national, foreign, Federal, state, or local.

“Books and Records” means all books and records, ledgers, employee records, customer lists, files, correspondence, and other records of every kind (whether written, electronic, or otherwise embodied) owned or controlled by a Person in which a Person’s assets, the business or its transactions are otherwise reflected, other than stock books and minute books.

“Business” has the meaning set forth in the recitals to this Agreement.

“Business Combination Proposal” has the meaning set forth in Section 6.2(b).

“Business Day” means any day other than a Saturday, Sunday or a legal holiday on which commercial banking institutions in New York, New York are authorized to close for business.

“CCC” has the meaning set forth in Section 2.1.

“Certificate of Merger” has the meaning set forth in Section 2.2.

“Change in Recommendation” has the meaning set forth in Section 6.5(b).

“Closing” has the meaning set forth in Section 2.5.

“Closing Cash” means, on a consolidated basis and calculated as of 11:59 p.m. Eastern Time on the date immediately preceding the Closing Date, the aggregate consolidated amount of cash and cash equivalents, including marketable securities, short-term investments and demand deposits, on hand or in accounts of the Company and any of its Subsidiaries (net of outstanding checks) (not including (a) prepaid deposits or other similar restricted cash and (b) cash subject to any forbearance agreements).

“Closing Date” has the meaning set forth in Section 2.6.

“Closing Indebtedness” means, on a consolidated basis and calculated as of 11:59 p.m. Eastern Time on the date immediately preceding the Closing Date, Indebtedness of the Company and its Subsidiaries.

“Closing Investors” means those certain investors participating in the Closing Offering.

“Closing Offering” has the meaning set forth in Section 8.7.

“Closing Share Consideration” means a number of PubCo Common Shares equal to Enterprise Value divided by $10.00.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” has the meaning set forth in the Preamble.

“Company Board of Directors” means the board of directors of the Company.

“Company Board Recommendation” has the meaning set forth in the recitals to this Agreement.

“Company Capital Stock” means the Company Common Stock.

“Company Certificate of Incorporation” means the Amended and Restated Certificate of Incorporation of the Company, as filed on April 18, 2008, with the Secretary of State of the State of California, pursuant to the CCC.

“Company Certificate of Merger” has the meaning set forth in Section 2.2.

“Company Common Stock” means common stock of the Company, par value $0.0001 per share.

“Company Disclosure Letter” has the meaning specified in the introduction to ARTICLE IV.

“Company Employees” has the meaning set forth in the definition of “Plan”.

“Company Fundamental Representations” means the representations and warranties of the Company set forth in Sections 4.1 (Corporate Existence and Power), 4.2 (Authorization), 4.5 (Capitalization), 4.15 (Intellectual Property) and 4.20 (Finders’ Fees).

“Company IT Systems” means any and all IT Systems that are owned by, used by, licensed or leased to, outsourced by, or used (or held for use) by or for the Company or any of its Subsidiaries.

“Company Product” has the meaning set forth in Section 4.25.

“Company Registration” means authorizations, approvals, clearances, consents, licenses, permits, certificates, exemptions, listings, or registrations issued or otherwise made available or required by any regulatory authority (including 510(k) or pre-market notification clearances, pre-market approvals, investigational device exemptions, product recertifications, manufacturing approvals and authorizations, CE Marks, pricing and reimbursement approvals, labeling approvals, registration notifications or their foreign equivalent) that are required for the research investigation, development, production, manufacture, labeling, distribution, marketing, storage, shipping, transportation, export, import, use or sale of the products of the Company.

“Company Securities” means the Company Common Stock and Company Warrants, or other securities issued by the Company prior to the Closing.

“Company Securityholder” means each Person who holds Company Securities immediately prior to the First Effective Time, each of which is listed on the Capitalization Schedule.

“Company Software” means any and all Software owned (or purported to be owned), in whole or in part, by the Company or its Subsidiaries.

“Company Stockholder Approval” means the affirmative votes or written consents of Persons holding more than fifty percent (50%) (on an as-converted basis) of the voting power of the Company Stockholders who deliver written consents or are present in person or by proxy at such meeting and voting thereon are required to, and shall be sufficient to, approve this Agreement and the transactions contemplated hereby.

“Company Stockholder Written Consent” has the meaning set forth in Section 7.1(a).

“Company Stockholder Written Consent Deadline” has the meaning set forth in Section 7.2(a).

“Company Stockholders” means, at any given time, the holders of Company Capital Stock.

“Company Warrant” means a warrant exercisable for the purchase of one share of Company Common Stock.

“Consideration Spreadsheet” has the meaning set forth in Section 3.4(a).

“Contracts” means any legally binding contracts, agreements, subcontracts and leases and all amendments, modifications and supplements thereto.

“Control” of a Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract, or otherwise. “Controlled”, “Controlling” and “under common Control with” have correlative meanings. Without limiting the foregoing, a Person (the “Controlled Person”) shall be deemed Controlled by any other Person (i) owning beneficially, as meant in Rule 13d-3 under the Exchange Act, securities entitling such Person to cast 50% or more of the votes for election of directors or equivalent governing authority of the Controlled Person or (ii) entitled to be allocated or receive 50% or more of the profits, losses, or distributions of the Controlled Person.

“Copyleft Terms” means any and all license terms (including those of the GNU General Public License, GNU Lesser General Public License, Mozilla Public License, Affero General Public License, and Eclipse Software License) that, as a condition of or in connection with the use, modification, reproduction, or distribution of any Intellectual Property licensed under such terms, requires that any other Intellectual Property that is used by or with, incorporates, relies on, or is linked to or with, is derived from, or is distributed with such licensed Intellectual Property be (a) disclosed, made available, distributed, or offered to any Person, whether in the form of object code, source code, software-as-a-service, or otherwise; (b) licensed to any Person, including for purposes of creating modifications or derivative works; or (c) subject to any other restrictions on, or other abridgement of, future licensing terms or the exercise or enforcement of any rights in such other Intellectual Property through any means.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions thereof or any other epidemics, pandemics or disease outbreaks.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other Law, Order or Action, directive, guideline or recommendation by any Authority (including the Centers for Disease Control and Prevention and the World Health Organization) in connection with or in response to COVID-19, including the Coronavirus Aid, Relief, and Economic Security Act, the Families First Coronavirus Response Act, the Payroll Tax Executive Order and IRS Notices 2020-22, 2020-65 and 2021-11, or any changes thereto.

“Data Protection Requirements” has the meaning set forth in Section 4.15(i).

“DGCL” has the meaning set forth in Section 2.1.

“Dissenting Shares” has the meaning set forth in Section 2.10.

“Effective Time” has the meaning set forth in Section 2.2.

“Enforceability Exception” has the meaning set forth in Section 4.2.

“Enterprise Value” means (a) $70,000,000 plus (b) Closing Cash minus (c) Closing Indebtedness.

“Environmental Laws” shall mean all Laws that prohibit, regulate or control any Hazardous Material or any Hazardous Material Activity, including the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, the Resource Recovery and Conservation Act of 1976, the Federal Water Pollution Control Act, the Clean Air Act, the Hazardous Materials Transportation Act and the Clean Water Act.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“Ex-Im Laws” mean all applicable legal requirements relating to export, re-export, transfer, and import controls.

“Exchange Act” means the Securities Exchange Act of 1934.

“FDA” means the U.S. Food and Drug Administration, or any successor agency thereto.

“FDA Laws” means all Laws applicable to the operation of the Company’s business related to the research, investigation, development, production, marketing, distribution, storage, shipping, transport, advertising, labeling, promotion, sale, export, import, use handling and control, safety, efficacy, reliability or manufacturing of medical devices, including (i) the Federal Food, Drug, and Cosmetic Act of 1938, as amended (21 U.S.C. §§ 321 et seq.); (ii) the Public Health Service Act of 1944; (iii) the rules and regulations promulgated and enforced by the FDA thereunder, including, as applicable, those requirements relating to the FDA’s Quality System Regulation at 21 C.F.R. Part 820, Good Laboratory Practices (GLPs), Good Clinical Practices (GCPs), investigational use, premarket notification and premarket approval and applications to market new medical devices; (iv) Laws governing the development, conduct, monitoring, subject informed consent, auditing, analysis and reporting of clinical trials and non-clinical studies (including the GCP and GLP regulations contained in 21 C.F.R. Parts 11, 50, 54, 56, 58 and 812); (v) Laws governing data-gathering activities related to the detection, assessment, and understanding of adverse events (including adverse event and malfunction reporting regulations of FDA and the International Council for Harmonisation of Technical Requirements for Pharmaceuticals for Human Use (ICH)); and (vi) all comparable state, federal or foreign Laws related to any of the foregoing.

“Financial Statements” has the meaning set forth in Section 4.7(a).

“Foreign Corrupt Practices Act” has the meaning set forth in Section 4.14(a).

“Form S-4” has the meaning set forth in Section 6.5(a).

“Governing Documents” means the legal document(s) by which any Person (other than an individual) establishes its legal existence or which governs its internal affairs, in each case as amended, restated, modified or supplemented from time to time. For example, the “Governing Documents” of a corporation are its certificate of incorporation and by-laws, the “Governing Documents” of a limited partnership are its limited partnership agreement and certificate of limited partnership, the “Governing Documents” of a limited liability company are its operating agreement and certificate of formation and the “Governing Documents” of an exempted company are its memorandum and articles of association.

“Hazardous Material” means (i) any material, substance or waste that is listed, regulated, or otherwise defined as “hazardous,” “toxic,” or “radioactive,” or as a “pollutant” or “contaminant” under applicable Environmental Laws, (ii) petroleum, petroleum by-products, asbestos or asbestos-containing material, polychlorinated biphenyls, flammable or explosive substances, radioactive material or radon, medical wastes, biological products or pesticides, or (iii) any other substances that are regulated under Environmental Law and as to which liability may be imposed pursuant to Environmental Law.

“Hazardous Material Activity” shall mean the transportation, transfer, recycling, storage, use, treatment, manufacture, removal, remediation, release, exposure of others to, sale, labeling, or distribution of any Hazardous Material or any product or waste containing a Hazardous Material, or product manufactured with ozone depleting substances, including any required labeling, payment of waste fees or charges (including so-called e-waste fees) and compliance with any recycling, product take-back or product content requirements.

“Healthcare Laws” means all Laws relating to healthcare regulatory matters applicable to the business of the Company including (i) all federal or state criminal or civil fraud and abuse Laws (including the federal Anti-Kickback Statute (42 U.S.C. §1320a-7(b)) and the Civil Monetary Penalties Law (42 U.S.C. §1320a-7(a)), the Sunshine Act (42 U.S.C. §1320a-7(h)), the Exclusion Law (42 U.S.C. §1320a-7), the Criminal False Statements Law (42 U.S.C. §1320a-7b(a), Stark Law (42 U.S.C. §1395nn), the False Claims Act (31 U.S.C. §§3729 et seq. 42 U.S.C. §1320a-7b(a)), HIPAA, (42 U.S.C. §§1320d et seq.), and any comparable state or local Laws); and (ii) state licensing, disclosure and reporting requirements; (iii) all FDA Laws; and (iv) any comparable foreign Laws for any of the foregoing (i) through (iii) (inclusive).

“HIPAA” means the Health Insurance Portability and Accountability Act of 1996, P.L. 104-191, the Health Information Technology for Economic and Clinical Health Act, Public Law 111-005, and regulations promulgated thereunder by the U.S. Department of Health and Human Services to implement certain privacy and security provisions of HIPAA, codified at 45 C.F.R. Parts 160 and 164.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” means with respect to any Person, (a) all obligations of such Person for borrowed money, or with respect to deposits or advances of any kind (including amounts by reason of overdrafts and amounts owed by reason of letter of credit reimbursement agreements), including with respect thereto, all interests, fees and costs, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of such Person under conditional sale or other title retention agreements relating to property purchased by such Person, (d) all obligations of such Person issued or assumed as the deferred purchase price of property or services (other than accounts payable to creditors for goods and services incurred in the ordinary course of business), (e) all Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any lien or security interest on property owned or acquired by such Person, whether or not the obligations secured thereby have been assumed, (f) all obligations of such Person under leases required to be accounted for as capital leases under U.S. GAAP, (g) all guarantees by such Person, (h) all liability of such Person with respect to any hedging obligations, including interest rate or currency exchange swaps, collars, caps or similar hedging obligations, (i) any unfunded or underfunded liabilities pursuant to any pension or nonqualified deferred compensation plan or arrangement and (j) any agreement to incur any of the same.

“Independent Director” shall mean, with respect to any corporation, a member of the board of directors of such corporation that qualified as an independent director under the Securities Act and Stock Exchange rules.

“Intellectual Property” means any and all intellectual and industrial property and all worldwide rights, title and interests therein and thereto (whether registered or not) including those arising out of or associated with any of the following (a) patents, published, or unpublished patent applications (and any patents that issue as a result of those patent applications), provisional patent applications and similar filings, inventions (whether or not patentable and whether or not reduced to practice), invention disclosures, and industrial designs, together with all continuations, continuations-in-part, divisionals, reissues, reexaminations, renewals, revisions, substitutions, and extensions thereof, (b) copyrights, design rights and rights in works of authorship and copyrightable subject matter, together with any moral and economic rights of authors and inventors and rights of attribution and similar rights related thereto, including all rights of authorship, use, publication, reproduction, distribution, and performance, transformation and ownership, together with all other interests accruing by reason of international copyright conventions, (c) trade secrets and confidential information, and other proprietary information, including know-how, inventions, technology, improvements, protocols, processes, procedures, methods, research and development information, industry analyses, architecture, layouts, drawings, specifications, formulae, techniques, discoveries, designs, plans, concepts, creations, models, customer and supplier lists, business and marketing plans and proposals, pricing and cost information and algorithms (collectively, “Trade Secrets”), (d) trademarks, trade names, logos, service marks, brand names, trade dress, business names (including any fictitious or “dba” names), slogans, symbols, and other similar designations of source or indicia of origin together with all goodwill of the business symbolized by or associated with any of the foregoing (collectively, the “Marks”), and Internet domain names, (e) Software, (f) technical data, and databases, compilations and collections of technical data, (g) social media accounts and (h) any registrations or applications for registration for any of the foregoing anywhere in the world.

“Intended Tax Treatment” has the meaning set forth in Section 2.3.

“IPO” means the initial public offering of Parent pursuant to the Prospectus.

“IT Systems” means any and all Software and technology, including information technology and computer systems, servers, sites, circuits, networks, workstations, routers, hubs, switches, data communications lines, interfaces, platforms, databases, websites (including the content thereon), applications, automated networks and control systems, SCADA, firmware, middleware computer hardware and equipment used to process, store, generate, analyze, maintain and operate data or information and all other computer, telecommunications, and information and operational technology systems, assets and equipment (including any of the foregoing accessed pursuant to outsourced or cloud computing arrangements).

“Knowledge of Parent” or “to Parent’s Knowledge” or similar terms (whether or not capitalized) means the actual knowledge (after reasonable inquiry) of Gary Teplis and Farris Griggs.

“Law” means any domestic or foreign, federal, state, municipality or local law, statute, ordinance, code, rule, or regulation.

“Leased Real Property” has the meaning specified in Section 4.17(b).

“Leases” has the meaning specified in Section 4.19(b).

“Lien” means, with respect to any property or asset, any mortgage, lien, license, pledge, charge, security interest or encumbrance of any kind in respect of such property or asset, and any conditional sale or voting agreement or proxy, including any agreement to give any of the foregoing.

“Lock-Up Agreement” has the meaning specified in Section 3.5.

“M&A Contract” has the meaning specified in Section 4.12(a)(iv).

“Material Adverse Effect” means any effect, occurrence, development, fact, condition or change (“Effect”) that (a) has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole or (b) prevents the Company from consummating the Merger; provided, however, that in the case of (a), in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Material Adverse Effect”: (i) any change in applicable Laws or U.S. GAAP or any official interpretation thereof, (ii) any change in interest rates or economic, political, business, financial, commodity, currency or market conditions generally, (iii) the announcement or the execution of this Agreement, the pendency or consummation of the Merger or the performance of this Agreement, including the impact thereof on relationships, contractual or otherwise, with customers, payors, suppliers, landlords, licensors, distributors, partners, providers and employees, (iv) any Effect generally affecting any of the industries or markets in which the Company or its Subsidiaries operate or the economy as whole, (v) the compliance with the terms of this Agreement or the taking of any action required or contemplated by this Agreement or with the prior written consent of Parent or at the request of Parent, Merger Sub, (vi) any earthquake, hurricane, epidemic, pandemic, tsunami, tornado, flood, mudslide, wild fire or other natural disaster, act of God or other force majeure event, (vii) any national or international political or social conditions in countries in which, or in the proximate geographic region of which, the Company or any of its Subsidiaries operates, including the engagement by the United States or such other countries in hostilities or the escalation thereof, whether or not pursuant to the declaration of a national emergency or war, or the occurrence or the escalation of any military or terrorist attack upon the United States or such other country, or any territories, possessions, or diplomatic or consular offices of the United States or such other countries or upon any United States or such other country military installation, equipment or personnel, (viii) any failure of the Company and its Subsidiaries, taken as a whole, to meet any projections, forecasts or budgets; provided, that clause (viii) shall not prevent a determination that any Effect not otherwise excluded from this definition of Material Adverse Effect underlying such failure to meet projections or forecasts has resulted in, or would reasonably be expected to result in, a Material Adverse Effect, (ix) any changes in SEC guidance related to the accounting of warrants or (x) COVID-19 or any COVID-19 Measures, or the Company’s or any of its Subsidiaries’ compliance therewith; provided that, in the case of clauses (i), (ii), (iii), (iv), (vi), (vii) and (x), such Effect may be taken into account to the extent (but only to the extent) that such Effect has had, or would reasonably be expected to have, a disproportionate and adverse impact on the Company and its Subsidiaries, taken as a whole, as compared to other industry participants.

“Material Contracts” has the meaning set forth in Section 4.12(b).

“Merger” has the meaning set forth in the recitals to this Agreement.

“Merger Sub” has the meaning set forth in the Preamble.

“Merger Sub Common Stock” has the meaning set forth in Section 5.7(b).

“Money Laundering Laws” has the meaning set forth in Section 4.22.

“Nasdaq” means The Nasdaq Capital Market.

“Offer Documents” has the meaning set forth in Section 6.5(a).

“Order” means any decree, order, judgment, writ, award, injunction, rule or consent of or by an Authority.

“Other Filings” means any filings to be made by Parent required under the Exchange Act, Securities Act or any other United States federal, foreign or blue sky laws, other than the SEC Statement and the other Offer Documents.

“Outside Date” has the meaning set forth in Section 10.1(a).

“Owned Intellectual Property” means all Intellectual Property that is owned (or purported to be owned), in whole or in part, by the Company or its Subsidiaries, as applicable, and includes all Registered Intellectual Property and Company Software.

“Parent” has the meaning set forth in the Preamble.

“Parent Board of Directors” means the board of directors of Parent.

“Parent Board Recommendation” has the meaning set forth in the recitals to this Agreement.

“Parent Certificate of Incorporation” means the Amended and Restated Certificate of Incorporation of the Company, as filed on February 16, 2021, and as amended from time to time thereafter, with the Secretary of State of the State of Delaware pursuant to the DGCL.

“Parent Class A Shares” means the Class A common stock, $0.0001 par value, of Parent.

“Parent Class B Shares” means the Class B common stock, $0.0001 par value, of Parent.

“Parent Common Stock” means the issued and outstanding Parent Class A Shares and Parent Class B Shares.

“Parent Disclosure Letter” has the meaning set forth in ARTICLE V.

“Parent Fundamental Representations” means the representations and warranties of Parent set forth in Sections 5.1 (Corporate Existence and Power), 5.2 (Corporate Authorization), 5.5 (Finders’ Fees) and 5.7 (Capitalization).

“Parent Parties” has the meaning set forth in ARTICLE V.

“Parent Proposals” has the meaning set forth in Section 6.5(e).

“Parent Redemption Amount” has the meaning set forth in Section 6.6.

“Parent SEC Documents” has the meaning set forth in Section 5.12(a).

“Parent Stockholder Approval” has the meaning set forth in Section 5.2.

“Parent Stockholder Meeting” has the meaning set forth in Section 6.5(a).

“Parties” means each of Parent, Merger Sub, and the Company.

“PCAOB” means the Public Company Accounting Oversight Board.

“PCAOB Financial Statements” has the meaning set forth in Section 7.2.

“Per Share Merger Consideration” means a number of shares (rounded down to the nearest whole number) of PubCo Common Stock equal to the Closing Share Consideration divided by the Aggregate Fully Diluted Company Shares.

“Permit” has the meaning set forth in Section 4.13.

“Permitted Liens” means (a) all defects, exceptions, restrictions, easements, rights of way and encumbrances disclosed in policies of title insurance which have been made available to Parent; (b) mechanics’, carriers’, workers’, repairers’ and similar statutory Liens arising or incurred in the ordinary course of business for amounts (i) that are not delinquent, (ii) that are not material to the business, operations and financial condition of the Company so encumbered, either individually or in the aggregate, and (iii) not resulting from a breach, default or violation by the Company of any Contract or Law; (c) Liens for Taxes (i) not yet due and payable or (ii) which are being contested in good faith by appropriate proceedings and for which adequate accruals or reserves have been established on the Financial Statements in accordance with U.S. GAAP.

“Person” means an individual, corporation, partnership (including a general partnership, limited partnership or limited liability partnership), limited liability company, association, trust or other entity or organization, including a government, domestic or foreign, or political subdivision thereof, or an agency or instrumentality thereof.

“Personal Information” means any data or information, on any media that, alone or in combination with other data or information, can, directly or indirectly, be associated with or be reasonably used to identify an individual natural Person (including any part of such Person’s name, physical address, telephone number, email address, financial account number or credit card number, government issued identifier (including social security number and driver’s license number), user identification number and password, billing and transactional information, medical, health or insurance information, date of birth, educational or employment information, vehicle identification number, IP address, cookie identifier, or any other number or identifier that identifies an individual natural Person, or such Person’s vehicle, browser or device), or any other data or information that constitutes personal data, protected health information, personally identifiable information, personal information or similar defined term under any Privacy Law or Healthcare Laws (including protected health information, as defined in 45 C.F.R. §160.103 and personal data, as defined in the EU General Data Protection Regulation).

“Plan” means each “employee benefit plan” within the meaning of Section 3(3) of ERISA and all other compensation and benefits plans, policies, programs, or arrangements, including multiemployer plans within the meaning of Section 3(37) of ERISA, and each other stock purchase, stock option, restricted stock, severance, retention, employment, consulting, change-of-control, collective bargaining, bonus, incentive, deferred compensation, employee loan, fringe benefit and other benefit plan, agreement, program, policy, commitment or other arrangement, whether or not subject to ERISA (including any related funding mechanism now in effect or required in the future), whether formal or informal, oral or written, in each case, that is (a) sponsored, maintained, contributed or required to be contributed to by the Company or any Subsidiary, for the benefit of any current or former employee, officer, director or individual consultant of the Company or its Subsidiaries (the “Company Employees”), or (b) pursuant to which the Company or any of its Subsidiaries could have any liability (contingent or otherwise).

“Privacy Laws” means all applicable Laws relating to the receipt, collection, compilation, use, storage, processing, sharing, security, disclosure or transfer of Personal Information, and all applicable Laws relating to breach notification in connection with Personal Information, including Laws relating to patient or individual healthcare information, such as HIPAA.

“Privacy Policies” has the meaning set forth in Section 4.15(i).

“Pro Rata Portion” means, with respect to each Company Securityholder (other than the holders of Dissenting Shares), a fraction, the numerator of which is the sum of the aggregate number of shares of Company Capital Stock held by such Company Securityholder immediately prior to the Effective Time, and the denominator of which is the aggregate number of shares of Company Capital Stock held by all Company Securityholders.

“Prospectus” has the meaning set forth in Section 11.15.

“Proxy Statement” has the meaning set forth in Section 6.5(a).

“PubCo” has the meaning set forth in the preamble to this Agreement.

“PubCo Board of Directors” means the board of directors of PubCo.

“PubCo Bylaws” has the meaning set forth in Section 8.6(b).

“PubCo Certificate of Incorporation” has the meaning set forth in Section 6.5(e).

“PubCo Common Stock” or “PubCo Common Shares” means the common stock of PubCo, par value $0.001 per share.

“PubCo Equity Incentive Plan” has the meaning set forth in Section 8.6(a).

“PubCo Warrant” means a warrant exercisable for the purchase of one share of PubCo Common Stock.

“Real Property” means, collectively, all real properties and interests therein (including the right to use), together with all buildings, fixtures, trade fixtures, plant and other improvements located thereon or attached thereto; all rights arising out of use thereof (including air, water, oil and mineral rights); and all subleases, franchises, licenses, permits, easements and rights-of-way which are appurtenant thereto.

“Registered Intellectual Property” has the meaning set forth in Section 4.15(a).

“Registration Rights Agreement” has the meaning set forth in Section 8.9.

“Released Claims” has the meaning set forth in Section 11.15.

“Representatives” has the meaning set forth in Section 6.2(a).

“S-4 Effective Date” has the meaning set forth in Section 6.5(c).

“Sanctions” has the meaning set forth in Section 4.14(b).

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the Securities and Exchange Commission.

“SEC Statement” means the Form S-4, including the Proxy Statement, whether in preliminary or definitive form, and any amendments or supplements thereto.

“Securities Act” means the Securities Act of 1933.

“Securities Law” means the securities Laws of any state, federal or foreign entity and the rules and regulations promulgated thereunder.

“Software” means any and all (i) computer software and programs, including any and all software implementation of algorithms, models and methodologies, whether in source code, object code, human readable form or other form, as well as all databases and compilations, including any and all data and collections of data, whether machine readable or otherwise, (ii) descriptions, flowcharts and other work product used to design, plan, organize and develop any of the foregoing and, to the extent embodied in any of the foregoing, screens, user interfaces, report formats, firmware, development tools, and templates, (iii) deep learning, machine learning, and other artificial intelligence technologies (collectively, “AI/ML”), and (iv) documentation, including user manuals and other training documentations, related to any of the foregoing.

“Specified Company Securityholder” has the meaning set forth in the recitals to this Agreement.

“Sponsor” means Altitude Acquisition Holdco LLC, a Delaware limited liability company.

“Stock Exchange” means Nasdaq, NYSE American, or any other national securities exchange mutually agreed between the Parties.

“Subsidiary” means each entity of which at least fifty percent (50%) of the capital stock or other equity or voting securities are Controlled or owned, directly or indirectly, by the Company.

“Superior Proposal” means any Business Combination Proposal which the Parent Board of Directors determines in good faith to be (a) more favorable to the stockholders of Parent from a financial point of view than the Merger, taking into account all relevant factors (including all the terms and conditions of such proposal and this Agreement (including any changes to the terms of this Agreement proposed by the Company in response to such offer or otherwise)) and (b) reasonably capable of being completed as proposed, taking into account all financial, legal, regulatory and other aspects of such proposal.

“Surviving Corporation” has the meaning set forth in the recitals to this Agreement.

“Tax(es)” means any U.S. federal, state or local or non-U.S. tax, charge, fee, levy, custom, duty, deficiency, or other assessment of any kind or nature imposed by any Taxing Authority (whether disputed or not, whether payable directly or by withholding and whether or not requiring the filing of a Tax Return) including any income (net or gross), gross receipts, net worth, severance, stamp, occupation, premium, environmental, customs duties, capital stock, value added, inventory, profits, windfall profit, sales, use, registration, goods and services, ad valorem, franchise, license, withholding, employment, social security (or similar), workers compensation, unemployment compensation, employment, disability, payroll, transfer, excise, import, real property, personal property, intangible property, occupancy, recording, minimum, alternative or add-on minimum, estimated, escheat and other Taxes, together with any interest, penalty, additions to tax or additional amount imposed with respect thereto and shall include any liability for such amounts as a result of (a) being a transferee or successor or member of a combined, consolidated, unitary or affiliated group, or (b) a contractual obligation to indemnify any Person (other than any customary commercial Contract entered into in the ordinary course of business not primarily related to Taxes).

“Tax Return” means any return, information return, declaration, claim for refund or credit, report or any similar statement, and any amendment thereto, including any attached schedule and supporting information, whether on a separate, consolidated, combined, unitary or other basis, that is filed or required to be filed with any Taxing Authority in connection with the determination, assessment, collection or payment of a Tax or the administration of any Law relating to any Tax.

“Taxing Authority” means the Internal Revenue Service and any other Authority responsible for the collection, assessment or imposition of any Tax or the administration of any Law relating to any Tax.

“Trading Day” means (a) for so long as the Parent Class A Shares are listed or admitted for trading on the NYSE American or any other national securities exchange, days on which such securities exchange is open for business; (b) when and if the Parent Class A Shares are quoted on the Nasdaq or any similar system of automated dissemination of quotations of securities prices, days on which trades may be made on such system; or (c) if the Parent Class A Shares are not listed or admitted to trading on any national securities exchange or quoted on the Nasdaq or similar system, days on which the Parent Class A Shares are traded regular way in the over-the- counter market and for which a closing bid and a closing asked price for the Parent Class A Shares are available.

“Transaction Expenses” has the meaning set forth in Section 11.5.

“Transfer Taxes” has the meaning set forth in Section 8.5(b).

“Treasury Regulations” means the regulations promulgated under the Code by the U.S. Department of the Treasury (whether in final, proposed or temporary form), as the same may be amended from time to time.

“Trust Account” has the meaning set forth in Section 5.9.

“Trust Agreement” has the meaning set forth in Section 5.9.

“Trust Fund” has the meaning set forth in Section 5.9.

“Trustee” has the meaning set forth in Section 5.9.

“U.S. GAAP” means U.S. generally accepted accounting principles, consistently applied.

“Unaudited Interim Financial Statements” has the meaning set forth in Section 7.2.

“VWAP” means for any security as of any date(s), the dollar volume-weighted average price for such security on the principal securities exchange or securities market on which such security is then traded during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Bloomberg through its “HP” function (set to weighted average) or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Bloomberg, or, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported by OTC Markets Group Inc. If the VWAP cannot be calculated for such security on such date(s) on any of the foregoing bases, the VWAP of such security on such date(s) shall be the fair market value per share on such date(s) as reasonably determined by a nationally recognized independent investment banking firm mutually agreed between Parent and the Company.

1.2 Construction.

(a) References to particular sections and subsections, schedules, and exhibits not otherwise specified are cross-references to sections and subsections, schedules, and exhibits of this Agreement. Captions are not a part of this Agreement, but are included for convenience, only.

(b) The words “herein,” “hereof,” “hereunder,” and words of similar import refer to this Agreement as a whole and not to any particular provision of this Agreement; and, unless the context requires otherwise, “party” means a party signatory hereto.

(c) Any use of the singular or plural, or the masculine, feminine or neuter gender, includes the others, unless the context otherwise requires; the word “including” means “including without limitation”; the word “or” means “and/or”; the word “any” means “any one, more than one, or all”; and, unless otherwise specified, any financial or accounting term has the meaning of the term under United States generally accepted accounting principles as consistently applied heretofore by the Company.

(d) Any reference in this Agreement to “PubCo” shall also mean Parent to the extent the matter relates to the pre-Closing period and any reference to “Parent” shall also mean “PubCo” to the extent the matter relates to the post-Closing period (including, for the purposes of this Section 1.2(d), the Effective Time).

(e) Any reference in this Agreement to “Surviving Corporation” shall also mean the Company to the extent the matter relates to the pre-Closing period and any reference to the “Company” shall also mean “Surviving Corporation” to the extent the matter relates to the post-Closing period (including, for purposes of this Section 1.2(e), the Effective Time).

(f) Unless otherwise specified, any reference to any agreement (including this Agreement), instrument, or other document includes all schedules, exhibits, or other attachments referred to therein, and any reference to a statute or other law means such law as amended, restated, supplemented or otherwise modified from time to time and includes any rule, regulation, ordinance or the like promulgated thereunder, in each case, as amended, restated, supplemented or otherwise modified from time to time.

(g) Any reference to a numbered schedule means the same-numbered section of the disclosure letter. Any reference in a schedule contained in the disclosure letter delivered by a party hereunder shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of) the applicable representations and warranties (or applicable covenants) that are contained in the section or subsection of this Agreement that corresponds to such schedule and any other representations and warranties of such party that are contained in this Agreement to which the relevance of such item thereto is reasonably apparent on its face and for which such disclosure would be appropriate and such appropriateness is reasonably apparent on the face of such disclosure. The mere inclusion of an item in a schedule as an exception to (or, as applicable, a disclosure for purposes of) a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item would have a Material Adverse Effect or establish any standard of materiality to define further the meaning of such terms for purposes of this Agreement.

(h) If any action is required to be taken or notice is required to be given within a specified number of days following a specific date or event, the day of such date or event is not counted in determining the last day for such action or notice. If any action is required to be taken or notice is required to be given on or before a particular day which is not a Business Day, such action or notice shall be considered timely if it is taken or given on or before the next Business Day.

ARTICLE II

MERGER

2.1 Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”) and the California Corporations Code (the “CCC”), at the Effective Time, (a) Merger Sub shall be merged with and into the Company, (b) the separate corporate existence of Merger Sub shall thereupon cease, and the Company shall be the surviving corporation in the Merger (after the Effective Time, the Company may be referred to as the Surviving Corporation), and (c) the Surviving Corporation shall become a wholly-owned subsidiary of Parent. The Company Securityholders shall be entitled to the consideration described in, and in accordance with the provisions of, ARTICLE III.

2.2 Merger Effective Time. Subject to the provisions of this Agreement, at the Closing, the Company shall file a certificate of merger with the Secretary of State of the State of California, executed in accordance with the relevant provisions of the DGCL and the CCC (the “Certificate of Merger”). The Merger shall become effective upon the filing of the Certificate of Merger or at such later time as is agreed to by the Parties and specified in the Certificate of Merger (the time at which the Merger becomes effective is herein referred to as the “Effective Time”).

2.3 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL and CCC. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of the Company and Merger Sub shall become the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of the Surviving Corporation, which shall include the assumption by the Surviving Corporation of any and all agreements, covenants, duties and obligations of the Company and the Merger Sub set forth in this Agreement to be performed after the Closing. Merger Sub will be merged with and into the Company, and the separate corporate existence of Merger Sub will cease, and the Surviving Corporation will become a direct wholly-owned subsidiary of PubCo, all as provided under the DGCL and CCC and the provisions of this Agreement.

2.4 U.S. Tax Treatment. For U.S. federal income tax purposes, the parties hereto intend that the Merger shall be treated as a merger of the Company with and into Parent that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code to which each of Parent, Merger Sub and the Company are to be parties under Section 368(b) of the Code, and this Agreement is intended to be, and is hereby adopted, as a “plan of reorganization” for purposes of Sections 354, 361 and 368 of the Code and within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the Treasury Regulations (the “Intended Tax Treatment”). None of the parties, as of the date hereof, knows of any fact or circumstance (without conducting independent inquiry or diligence of the other relevant party), or has knowingly taken or will knowingly take any action, if such fact, circumstance or action would be reasonably expected to cause the Merger to fail to qualify for the Intended Tax Treatment. The parties hereby agree to file all applicable Tax Returns on a basis consistent with the Intended Tax Treatment unless otherwise required by a Taxing Authority as a result of a “determination” within the meaning of Section 1313(a) of the Code (or any similar provision of applicable state, local or non-U.S. Tax Law) or a change in applicable Law after the date hereof. Each of the parties agrees to use commercially reasonable efforts to promptly notify all other parties of any challenge to the Intended Tax Treatment by any Taxing Authority. Each of the parties acknowledges and agrees that each such party (A) has had the opportunity to obtain independent legal and tax advice with respect to the transactions contemplated by this Agreement and (B) is responsible for paying its own Taxes, including as a result of any adverse Tax consequences if the Merger is determined not to qualify as for its Intended Tax Treatment.

2.5 Organizational Documents of the Surviving Corporation. At the Effective Time, by virtue of the Merger, the Company Certificate of Incorporation and bylaws, in each case as in effect immediately prior to the Effective Time, shall cease to have effect and shall be amended to read the same as the certificate of incorporation and bylaws of Merger Sub as in effect immediately prior to the Effective Time, except that the name of the Surviving Corporation shall be “Vesicor, Inc.”

2.6 Closing; Effective Time. Unless this Agreement is earlier terminated in accordance with ARTICLE X, the closing of the Merger (the “Closing”) shall take place virtually at 10:00 a.m. local time, on the second (2nd) Business Day after the satisfaction or waiver (to the extent permitted by applicable law) of the conditions set forth in ARTICLE IX or at such other time, date and location as Parent and Company agree in writing. The parties may participate in the Closing via electronic means. The date on which the Closing actually occurs is hereinafter referred to as the “Closing Date”.

2.7 Board of Directors of PubCo; Officers. Immediately after the Closing, the PubCo Board of Directors will consist of five (5) directors, one (1) of which will be initially designated by Sponsor, and four (4) of which will be designated by the Company, with at least three (3) of such designees qualifying as Independent Directors. At least a majority of the PubCo Board of Directors shall qualify as Independent Directors. The officers of the Company shall become the officers of PubCo immediately after the Closing. The officers and directors of PubCo after the Closing shall also serve as the officers and managers of the Surviving Corporation.

2.8 Taking of Necessary Action; Further Action. If, at any time after the Closing, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and interest in, to and under, or possession of, all assets, property, rights, privileges, powers and franchises of the Company and Merger Sub, the officers and managers of the Surviving Corporation are fully authorized in the name and on behalf of the Company and Merger Sub, to take all lawful action necessary or desirable to accomplish such purpose or acts, so long as such action is not inconsistent with this Agreement.

2.9 No Further Ownership Rights in Company Securities. At the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of shares of Company Capital Stock or other securities of the Company on the records of the Company. From and after the Effective Time, the holders of shares of Company Capital Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares of Company Capital Stock, except as otherwise provided for herein or by Law.

2.10 Appraisal Rights. Notwithstanding anything to the contrary contained herein, any shares of Company Capital Stock that are issued and outstanding immediately prior to the Effective Time and in respect of which appraisal rights shall have been perfected, and not waived, withdrawn or lost, in accordance with the CCC in connection with the Merger and that are owned by a holder who complies in all respects with Chapter 13 of the CCC

(such shares, “Dissenting Shares”) shall not be converted into the right to receive the applicable portion of the Closing Share Consideration, but shall instead be converted into the right to receive such consideration as may be determined to be due with respect to any such Dissenting Shares pursuant to the CCC. At the Effective Time, (a) all Dissenting Shares shall be cancelled, extinguished and cease to exist and (b) the holders of Dissenting Shares shall be entitled only to such rights as may be granted to them under the CCC. Each holder of Dissenting Shares who, pursuant to the CCC, becomes entitled to payment thereunder for such shares shall receive payment therefor in accordance with the CCC (but only after the value therefor shall have been agreed upon or finally determined pursuant to such provisions). If, after the Effective Time, any Dissenting Shares shall lose their status as Dissenting Shares, then (i) the right of such holder to be paid the fair value of such shares shall cease, (ii) any such shares shall immediately be deemed to have converted as of the Effective Time into the right to receive the applicable portion of the Closing Share Consideration (upon the terms and conditions of this Agreement) in respect of such shares as if such shares never had been Dissenting Shares, and (iii) PubCo shall issue and deliver (or cause to be issued and delivered) to the holder thereof, the applicable portion of the Closing Share Consideration as if such shares never had been Dissenting Shares. The Company shall give Parent prompt written notice (and in any event within two (2) Business Days) of any demands received by the Company for appraisal of shares of Company Common Stock, attempted withdrawals of such demands and any other instruments served pursuant to the CCC and received by the Company relating to rights to be paid the fair value of Dissenting Shares, and Parent shall have the right to participate in and, following the Effective Time, direct all negotiations and proceedings with respect to such demands. Prior to the Effective Time, neither the Company nor Parent shall, except with the prior written consent of the other party (in its sole discretion), (x) make any payment or offer to make any payment with respect to, or settle or compromise or offer to settle or compromise, any claim or demand in respect of any Dissenting Shares, (y) waive any failure to timely deliver a written demand for appraisal or otherwise comply with the provisions under Chapter 13 of the CCC or (z) agree or commit to do any of the foregoing.

ARTICLE III

CONSIDERATION

3.1 Conversion of Securities.

(a) Effect on Company Capital Stock. Subject to Section 2.10, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company, the Company Securityholders or any other Person, (A) each share of Company Common Stock held by a Company Securityholder issued and outstanding immediately prior to the First Effective Time (other than the Dissenting Shares) shall be automatically canceled and converted into the right to receive the Per Share Merger Consideration as set forth in the Consideration Spreadsheet in accordance with Section 3.2.

(b) Treatment of Company Warrants. Effective as of the Effective Time, each Company Warrant, if any, that is outstanding and unexercised immediately prior to the Effective Time, whether or not then vested or exercisable, shall be assumed by PubCo and shall be converted into a PubCo Warrant to acquire shares of PubCo Common Stock in accordance with this Section 3.1. Each such PubCo Warrant as so assumed and converted shall continue to have, and shall be subject to, the same terms and conditions as applied to the Company Warrant immediately prior to the Effective Time (but taking into account any changes thereto by reason of the transactions contemplated by this Agreement). As of the Effective Time, each such PubCo Warrant as so assumed and converted shall be for that number of shares of PubCo Common Stock that each such Company Warrant would receive if such Company Warrant was treated as a share of Company Common Stock in accordance with Section 3.1(a) (with the exercise price of such PubCo Warrant adjusted as necessary to preserve the original economics of such Company Warrant). As of the Effective Time, all Company Warrants shall no longer be outstanding and each holder of PubCo Warrants shall cease to have any rights with respect to such Company Warrants, except as set forth in this Section 3.1.

(c) Conversion of Shares of Merger Sub. Each share of Merger Sub that is issued and outstanding immediately prior to the Effective Time will, by virtue of the Merger and without further action on the part of the sole shareholder of Merger Sub, be converted into and become one share of the Surviving Corporation (and the shares of Surviving Corporation into which the shares of Merger Sub are so converted shall be the only shares of the Surviving Corporation that are issued and outstanding immediately after the Effective Time). Each certificate (if any) evidencing ownership of shares of Merger Sub will, as of the Effective Time, be deemed to evidence ownership of such shares of the Surviving Corporation.

(d) Treatment of Shares of Company Common Stock Owned by the Company. At the Effective Time, all shares of Company Common Stock that are owned by the Company as treasury shares immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof.

(e) Surrender of Certificates. All PubCo Common Stock issued upon the surrender and cancellation of the Company Common Stock, in accordance with the terms hereof, shall be deemed to have been issued in full satisfaction of all rights pertaining to such securities.

(f) Lost or Destroyed Certificates. In the event any certificates representing shares of Company Common Stock shall have been lost, stolen or destroyed, Parent shall issue in exchange for such lost, stolen or destroyed certificates or securities, as the case may be, upon the making of an affidavit of that fact by the holder thereof (without the requirement to post a bond), such securities, as may be required pursuant to this Section 3.1.

3.2 No Fractional Shares. No fractional PubCo Common Shares, or certificates or scrip representing fractional PubCo Common Shares, will be issued upon the conversion of the Company Common Stock pursuant to the Merger and any such fractional shares or interests therein will not entitle the owner thereof to vote or to any rights of a stockholder of PubCo. Any fractional PubCo Common Shares will be rounded down to the nearest whole number of PubCo Common Shares.

3.3 Withholding. Notwithstanding any other provision in this Agreement to the contrary, Parent, Merger Sub, the Company and the Surviving Corporation, as applicable, shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Agreement such amounts as may be required to be deducted or withheld with respect to the making of such payment under the Code, or under any applicable provision of state, local or non-U.S. Tax Law. Other than in respect of amounts subject to compensatory withholding or as a result of the failure to deliver the certification required pursuant to Section 9.2(i), each of the parties hereto shall use commercially reasonable efforts to notify the Person in respect of whom such deduction or withholding is expected to be made at least five (5) Business Days prior to making any such deduction or withholding, which notice shall be in writing and include the amount of and basis for such deduction or withholding. The parties hereto shall use commercially reasonable efforts to provide recipients of consideration with a reasonable opportunity to provide documentation establishing exemptions from or reductions of such withholdings. In the case of any such payment payable to employees of the Company or its Subsidiaries in connection with the Merger treated as compensation, the parties shall cooperate to pay such amounts through the Company’s or the relevant Subsidiary’s payroll to facilitate applicable withholding. To the extent that amounts are so deducted and withheld and paid over to the appropriate Taxing Authorities, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

3.4 Consideration Spreadsheet.

(a) At least three (3) Business Days prior to the Closing Date, the Company shall prepare and deliver to Parent a form closing consideration spreadsheet (the “Consideration Spreadsheet”), prepared by the Company in good faith and detailing, in each case, as of immediately prior to the Effective Time, based, when relevant, on assumptions reasonably acceptable to Parent which are described in detail in the Consideration Spreadsheet:

(i) the name and address of record of each Company Stockholder and the number and class, type or series of shares of Company Capital Stock held by each;

(ii) the number of Aggregate Fully Diluted Company Shares;

(iii) a detailed calculation of the Per Share Merger Consideration (in each case, without regard to withholding);

(iv) a detailed calculation of the Closing Cash;

(v) a detailed calculation of the Closing Indebtedness;

(vi) for each Company Securityholder, its share of the Per Share Merger Consideration based on its Pro Rata Portion; and

(vii) any explanatory or supporting information, including calculations, as Parent may reasonably request.

(b) The contents of the Consideration Spreadsheet delivered hereunder shall be subject to reasonable review and comment by Parent, but the Company shall, in all events, remain solely responsible for the contents of the Consideration Spreadsheet. Under no circumstances shall Parent or Merger Sub be responsible for the calculations or the determinations regarding such calculations in the Consideration Spreadsheet so long as such calculations were not made by Parent and the Parties agree that Parent shall be entitled to rely on the most recently delivered Consideration Spreadsheet in making payments under this ARTICLE III.

(c) Nothing contained in this Section 3.4 or in the Consideration Spreadsheet shall be construed or deemed to (i) modify the Company’s obligations to obtain Parent’s prior written consent to the issuance of any securities pursuant to Section 6.1(a)(xix); or (ii) alter or amend the definition of Closing Cash, Closing Indebtedness, or Per Share Merger Consideration.

3.5 Lock-Up Agreements3.6 .The Company shall use commercially reasonable efforts to cause each Company Securityholder to enter into an agreement with the Company and Parent (the “Lock-Up Agreements”), pursuant to which each such Company Securityholder will agree not to transfer, subject to certain exceptions, any of the Per Share Merger Consideration received by such Company Securityholder until the earlier to occur of the date this is one (1) year following the Closing Date, (y) the date on which the closing price of shares of PubCo Common Stock on the Stock Exchange equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for twenty (20) of any thirty (30) consecutive Trading Days commencing at least 150 days after the Closing, and (z) the date on which PubCo completes a liquidation, merger, capital stock exchange, reorganization or similar transaction that results in all of PubCo’s stockholders having the right to exchange their shares of PubCo Common Stock for cash, securities or other property. The book entry positions or certificates evidencing Per Share Merger Consideration issued hereunder shall each include disclosure or bear a legend evidencing the fact that such shares are subject to such lock-up restrictions.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure letter delivered by the Company to Parent concurrently with the execution of this Agreement (the “Company Disclosure Letter”) (each section of which qualifies (a) the correspondingly numbered representation, warranty or covenant if specified therein and (b) such other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representation, warranty or covenant is reasonably apparent on the face of such disclosure), the Company hereby represents and warrants to Parent that each of the following representations and warranties are true, correct and complete as of the date of this Agreement and as of the Closing Date.

4.1 Corporate Existence and Power.

(a) The Company has been duly incorporated, is validly existing as a corporation and is in good standing under the Laws of the State of California. The copies of the certificate of incorporation of the Company certified by the Secretary of the State of California and the bylaws, as in effect on the date hereof, previously made available by the Company to Parent are true, correct and complete and are in effect as of the date of this Agreement. The Company has the requisite corporate power and authority to own, operate and lease all of its properties, rights and assets and to carry on its business as it is now being conducted and is duly licensed or qualified and in good standing as a foreign entity in each jurisdiction in which the ownership of its property or the character of its activities is such as to require it to be so licensed or qualified, except where failure to have such corporate power and authority to own, operate and lease and to be so licensed or qualified would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) The direct and indirect Subsidiaries of the Company and their respective jurisdictions of incorporation or organization. The Subsidiaries of the Company have been duly formed or organized, are validly existing and in good standing under the laws of their jurisdiction of incorporation or organization and have the power and authority to own, operate and lease their properties, rights and assets and to conduct their business as it is now being conducted. Each Subsidiary is duly licensed or qualified and in good standing as a foreign or extra-provincial corporation (or other entity, if applicable) in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be in good standing or so licensed or qualified, except where the failure to be in good standing or so licensed or qualified would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

4.2 Authorization. Other than the Company Stockholder Approval, the Company has the requisite corporate power and authority to execute and deliver this Agreement and each Additional Agreement to which it is or will be a party and to perform all obligations to be performed by it hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and such Additional Agreements and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by the Company Board of Directors and, other than execution and delivery of the Company Stockholder Approval, no other corporate proceeding on the part of the Company is necessary to authorize this Agreement or such Additional Agreements or the Company’s performance hereunder or thereunder. This Agreement has been, and each such Additional Agreement (when executed and delivered by the Company) will be, duly and validly executed and delivered by the Company and, assuming due and valid authorization, execution and delivery by each other party hereto and thereto, this Agreement constitutes, and each such Additional Agreement to which the Company is or will be a party, constitutes or will constitute a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting or relating to creditors’ rights generally and subject, as to enforceability, to general principles of equity, whether such enforceability is considered in a proceeding in equity or at Law (the “Enforceability Exceptions”).

4.3 Governmental Authorization; Consents. Assuming the truth and completeness of the representations and warranties of Parent contained in this Agreement, no action by, notice to, consent, approval, waiver, permit or authorization of, or designation, declaration or filing with, any Authority is required on the part of the Company or any of its Subsidiaries with respect to the Company’s execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, except for (i) applicable requirements of the HSR Act and Securities Law, (ii) the filing of the Company Certificate of Merger in accordance with the DGCL and CCC and (iii) any actions, consents, approvals, permits or authorizations, designations, declarations or filings, the absence of which would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of the Company to perform or comply with on a timely basis any material obligation of the Company under this Agreement or to consummate the transactions contemplated hereby in accordance with the terms hereof.

4.4 No Conflict. The execution, delivery and performance of this Agreement and each Additional Agreement to which the Company is or will be a party by the Company and the consummation of the transactions contemplated hereby and thereby do not and will not (a) conflict with or violate any provision of, or result in the breach of or default under, the Governing Documents of the Company or any of its Subsidiaries, (b) violate any provision of, or result in the breach of or default by the Company under any applicable Law or Order, (c) require any consent, waiver or other action by any Person under, violate, or result in a breach of, constitute a default under, result in the acceleration, cancellation, termination or modification of, or create in any party the right to accelerate, terminate, cancel or modify, the terms, conditions or provisions of any Material Contract or Lease, (d) result in the creation of any Lien (except Permitted Liens) upon any of the properties, rights or assets of the Company or its Subsidiaries, (e) constitute an event which, after notice or lapse of time or both, would result in any such violation, breach, termination, acceleration, modification, cancellation or creation of a Lien (except for Permitted Liens) or (f) result in a violation or revocation of any license, permit or approval from any Authority or other Person, except, in each case of clauses (b) through (f), for such violations, conflicts, breaches, defaults or failures to act that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

4.5 Capitalization.

(a) The authorized capital stock of the Company consists of 100,000,000 shares of the Company Common Stock, par value $0.0001 per share, of which 4,306,667 shares of Company Common Stock are issued and outstanding as of the date of this Agreement. There are 490,667 shares of Company Common Stock reserved for issuance upon the cash exercise of outstanding warrants (the “Company Warrants”). No other shares of capital stock or other voting securities of the Company are issued, reserved for issuance or outstanding. All issued and outstanding shares of Company Common Stock are duly authorized, validly issued, fully paid and nonassessable. No shares of Company Common Stock were or are subject to, or were issued in violation, of any purchase option, right of first refusal, preemptive right, subscription right or any similar right (including under any provision of the CCC, the Company Certificate of Incorporation or any Contract to which the Company is a party or by which the Company or any of its assets are bound).

(b) Except for the Company Warrants there are no (i) outstanding warrants, options, agreements, convertible securities, performance units or other commitments or instruments pursuant to which the Company is or may become obligated to issue or sell any of its shares or other securities, (ii) outstanding obligations of the Company to repurchase, redeem or otherwise acquire outstanding capital stock of the Company or any securities convertible into or exchangeable for any shares of capital stock of the Company, (iii) treasury shares of capital stock of the Company, (iv) bonds, debentures, notes or other Indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company may vote, are issued or outstanding, (v) preemptive or similar rights to purchase or otherwise acquire shares or other securities of the Company pursuant to any provision of Law, the Company Certificate of Incorporation or any Contract to which the Company is a party or by which it or any of its assets are bound, or (vi) Liens (including any right of first refusal, right of first offer, proxy, voting trust, voting agreement or similar arrangement) with respect to the sale or voting of shares or securities of the Company (whether outstanding or issuable).

4.6 Subsidiaries. The Company has no Subsidiaries.

4.7 Financial Statements.

(a) Prior to the date of this Agreement, the Company has provided Parent with true and complete copies of the unaudited consolidated balance sheets of the Company and its Subsidiaries as of December 31, 2022, and December 31, 2023 and the related unaudited consolidated statements of operations, cash flows and shareholders’ equity thereto (the “Financial Statements”).

(b) The Financial Statements (i) have been prepared from, and accurately reflect in all material respects, the Books and Records of the Company and its Subsidiaries in accordance with U.S. GAAP, (ii) present fairly, in all material respects, the consolidated financial position, results of operations, income (loss), cash flows and changes in shareholders’ equity of the Company and its Subsidiaries as of the dates and for the periods indicated in such Financial Statements in conformity with U.S. GAAP consistently applied in all material respects throughout the periods covered thereby and (iii) when delivered by the Company for inclusion in the registration statement for filing with the SEC following the date of this Agreement, will comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant, in effect as of the respective dates thereof.

(c) The books of account and other financial records of the Company and its Subsidiaries have been kept accurately in all material respects in the ordinary course of business, the transactions entered into therein represent bona fide transactions, and the revenue, expenses, assets and liabilities of the Company and its Subsidiaries have been properly recorded therein in all material respects. The Company and its Subsidiaries have established and maintained systems of internal controls sufficient to provide reasonable assurance (i) that transactions, receipts and expenditures of the Company and its Subsidiaries are being executed and made only in accordance with appropriate authorizations of management of such entity, (ii) that transactions are recorded as necessary to permit the preparation of financial statements in accordance with U.S. GAAP and to maintain accountability for assets, (iii) regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company and its Subsidiaries and (iv) that accounts, notes and other receivables and inventory are recorded accurately. The Books and Records of the Company and its Subsidiaries have been kept and maintained all material respects in accordance with applicable Laws.

(d) Any Taxes or Tax liabilities of the Company and its Subsidiaries incurred but not yet due and payable (i) for periods covered by the Financial Statements have been properly accrued and adequately disclosed on the Financial Statements in accordance with U.S. GAAP, and (ii) for periods not covered by the Financial Statements have been properly accrued on the Books and Records of the Company and its Subsidiaries in accordance with U.S. GAAP.

(e) The PCAOB Financial Statements, when delivered by the Company in accordance with this Agreement for inclusion in the registration statement on Form S-4, will comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC and the Securities Act in effect as of such date, and will have been audited by a PCAOB qualified auditor that was independent under Rule 2-01 of Regulation S-X under the Securities Act. The Unaudited Interim Financial Statements, when delivered by the Company in accordance with this Agreement for inclusion in the registration statement on Form S-4 for filing with the SEC, will comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC and the Securities Act in effect as of such date.

4.8 Undisclosed Liabilities. There is no liability, debt or obligation of the Company or any of its Subsidiaries, whether accrued, contingent, absolute, determined, determinable or otherwise, that would be required to be reflected or reserved for on a balance sheet prepared in accordance with U.S. GAAP, except for liabilities, debts or obligations (a) expressly reflected or reserved for on the Financial Statements or disclosed in the notes thereto, (b) arising in the ordinary course of the Company or any of its Subsidiaries since the date of the most recent balance sheet included in the Financial Statements, (c) arising under this Agreement and/or the performance by the Company of its obligations hereunder.

4.9 Absence of Certain Changes. From September 30, 2023 until the date of this Agreement, (a) the Company has conducted in all material respects business in the ordinary course and in a manner consistent with past practice; (b) there has not been any Material Adverse Effect; and (c) the Company has not taken any action that, if taken after the date of this Agreement and prior to the consummation of the Merger, would require the consent of Parent pursuant to Section 6.1.

4.10 Properties; Title to the Company’s Assets. As of the date hereof, the Company, and/or its Subsidiaries own and have good title to or a valid leasehold, license or similar interest in each item of material tangible personal property reflected on the books of the Company and its Subsidiaries or material to the business of the Company and its Subsidiaries taken as a whole, free and clear of all Liens other than Permitted Liens.

4.11 Litigation. There are no, and in the preceding two year period there has not been any, material Actions pending or, to the Knowledge of the Company, threatened (in writing) (a) against the Company or any of its Subsidiaries, or any of their respective operations, properties, rights or assets or (b) related to the consummation of the transactions contemplated hereby. To the Knowledge of the Company, there is no valid basis for any such Action. There is no Order imposed upon or, to the Knowledge of the Company, threatened (in writing) against the Company or any of its Subsidiaries or any of their respective operations, properties, rights or assets, or that would prevent, enjoin, alter or delay the transactions contemplated hereby. There is no unsatisfied judgment or any open injunction binding upon the Company or any of its Subsidiaries.

4.12 Contracts.

(a) Prior to the date of this Agreement, the Company has provided to Parent a true, complete and accurate list of all of the following Contracts to which as of the date of this Agreement, the Company and/or any of its Subsidiaries is a party or is otherwise bound:

(i) all Contracts that require payments or expenses incurred by, or payments or income to, the Company or its Subsidiaries of $250,000 or more (other than standard purchase and sale orders entered into in the ordinary course of business consistent with past practice);

(ii) all sales, advertising, agency, lobbying, broker, sales promotion, market research, marketing or similar Contracts, in each case requiring the payment of any commissions by the Company or its Subsidiaries in excess of $250,000 annually;

(iii) each Contract that grants to any Person (other than the Company or its Subsidiaries) (A) any “most favored nation” provisions or other price guarantees or (B) non-competition, non-solicitation or no-hire provisions imposed on the Company or its Subsidiaries;

(iv) (x) Contracts (including letters of intent) entered into since December 31, 2020 with respect to mergers, acquisitions or sales of any Person or other business unit or division thereof by the Company or any of its Subsidiaries (each an “M&A Contract”), or (y) M&A Contracts in which the Company or any of its Subsidiaries have any ongoing obligations or liabilities, including deferred purchase price payments, earn-out payments or indemnification obligations;

(v) Contracts establishing partnerships, joint ventures, strategic alliances or other collaborations, in each case, that are material to the Company or its Subsidiaries, taken as a whole;

(vi) each Contract with Authorities;

(vii) each Contract under which the Company or its Subsidiaries has (A) created, incurred, assumed or guaranteed (or may create, incur, assume or guarantee) Indebtedness, (B) granted a Lien on its assets, whether tangible or intangible, to secure any Indebtedness, or (C) extended credit to any Person (other than (1) intercompany loans and advances and (2) customer payment terms in the ordinary course of business);

(viii) Contracts that relate to the settlement or final disposition of any material Action within the last three years;

(ix) each Contract to which the Company or any of its Subsidiaries is a party whereby the Company or any of its Subsidiaries (A) has granted any Person any license, immunity, covenant not to sue or other rights to a third party in or to any Owned Intellectual Property (other than non-exclusive licenses granted by the Company or its Subsidiaries of Owned Intellectual Property to customers in the ordinary course of business consistent with past practice) or (B) is granted a license, immunity, covenant not to sue or other rights from a third party in or to any Intellectual Property (other than (x) non-exclusive licenses in respect of commercially available off-the-shelf software on standard terms with annual fees not exceeding $50,000), and (y) invention assignment agreements with current and former employees, consultants, and independent contractors of the Company and its Subsidiaries on standard forms made available to Parent and without any material exclusions or deviations;

(x) Contracts with any officer, director, manager, stockholder, member of an Affiliate of the Company or any of its Subsidiaries or any of their respective relatives or Affiliates (other than the Company or any of the Company’s Subsidiaries) (excluding employee confidentiality and invention assignment agreements, equity or incentive equity documents, Governing Documents, or employment agreements);

(xi) employment, severance, consulting, and similar Contracts with each current executive, officer, director, employee or independent contractor of the Company or its Subsidiaries providing for an annual base salary in excess of $123,000 which is not terminable at-will without any further liability to the Company or its Subsidiaries;

(xii) any corporate integrity agreements, settlement and other similar agreements with Authorities;

(xiii) each employee collective bargaining agreement or similar Contract between the Company or any of the Company’s Subsidiaries, on the one hand, and any labor union or other body representing employees of the Company or any of the Company’s Subsidiaries, on the other hand;

(xiv) all Contracts not cancellable by the Company or its Subsidiaries with no more than sixty (60) days’ notice if the effect of such cancellation would result in a monetary penalty in excess of $250,000 per the terms of such Contract;

(xv) all Contracts that may be terminated, or the provisions of which may be altered, as a result of the consummation of the transactions contemplated by this Agreement or any Additional Agreement to which the Company or its Subsidiaries are a party; and

(xvi) all Contracts that address the provisions for business associate contracts required by HIPAA.

(b) All of the foregoing, including all amendments and modifications thereto, are sometimes collectively referred to as “Material Contracts.” The Company has furnished or otherwise made available to Parent true, complete and correct copies of all Material Contracts. To the Knowledge of the Company, each Material Contract sets forth the entire agreement and understanding between the Company and/or its Subsidiaries and the other parties thereto. Each Material Contract is valid, binding and in full force and effect (subject to the Enforceability Exceptions and assuming such Material Contract is a valid and legally binding obligation of the counterparty thereto). None of the Company, its Subsidiaries nor, to the Knowledge of the Company, any other party thereto, is in default or violation of any Material Contract in any material respect. There is no event or condition that exists that constitutes or, with or without notice or the passage of time or both, would constitute any such default or violation by the Company, its Subsidiaries or, to the Knowledge of the Company, any other party thereto, or give rise to any acceleration of any obligation or loss of rights or any right of termination of a Material Contract. To the Knowledge of the Company, since December 31, 2020, neither the Company nor any of its Subsidiaries has received any notice or request, in each case, in writing, on behalf of any other party to a Material Contract to terminate, cancel or not renew such Material Contract, or to renegotiate any material term thereof.

4.13 Licenses and Permits. Prior to the date of this Agreement, the Company has provided to Parent a true, accurate and complete list of each material license, franchise, permit, order or approval or other similar authorization required under applicable law to carry out or otherwise affecting, or relating in any way to, the Business, together with the name of the Authority issuing the same (the “Permits”). Such Permits are valid and in full force and effect, and none of the Permits will, assuming the related consent has been obtained or waived prior to the Closing Date, be terminated or impaired or become terminable as a result of the transactions contemplated hereby. The Company has all material Permits necessary to operate the Business. The Company is not in material breach or violation of, or material default under, any such Permit, and, to the Company’s Knowledge, no basis exists which, with notice or lapse of time or both, would constitute any such breach, violation or default or give any Authority grounds to suspend, revoke or terminate any such Permit. Neither the Company nor its Subsidiaries have received any written (or, to the Company’s Knowledge, oral) notice from any Authority regarding any violation of any Permit. Since December 31, 2020, there has not been and there is not any pending or, to the Company’s Knowledge, threatened action, investigation or disciplinary proceeding by or from any Authority against the Company or its Subsidiaries involving any Permit.

4.14 Compliance with Laws.

(a) Neither the Company nor any of its Subsidiaries is in violation in any material respect of, and, since January 1, 2021, has been in compliance in all material respects with all applicable Laws. Since January 1, 2021, neither the Company nor its Subsidiaries have been threatened in writing or given written notice of any violation of any Law or any judgment, order or decree entered by any Authority. Without limiting the generality of the foregoing, the Company and its Subsidiaries are, and during the last three years have been, in material compliance with: (i) every Law applicable to the Company and its Subsidiaries due to the specific nature of the Business, including Data Protection Requirements; (ii) the Foreign Corrupt Practices Act of 1977 (the “Foreign Corrupt Practices Act”) and any comparable or similar Law of any jurisdiction applicable to the Company and its Subsidiaries; and (iii) every Law regulating or covering conduct in the workplace, including regarding sexual harassment or, on any legally impermissible basis, a hostile work environment. During the last three years, neither the Company nor its Subsidiaries have been threatened or charged in writing (or to the Company’s Knowledge orally) with or given written (or to the Company’s Knowledge oral) notice of any violation of any Data Protection Requirements, the Foreign Corrupt Practices Act or any other Law referred to in or generally described in foregoing sentence and, to the Company’s Knowledge, neither the Company nor its Subsidiaries are under any investigations with respect to any such Law.

(b) Neither the Company, its Subsidiaries nor, to the Knowledge of the Company, any director, officer, agent, employee, Affiliate or Person acting on behalf of the Company or its Subsidiaries is, or is owned or controlled by individuals or entities that are: (i) the target of any sanctions administered or enforced by the U.S. Department of the Treasury’s Office of Foreign Assets Control or the U.S. Department of State, the United Nations Security Council, the European Union, or Her Majesty’s Treasury (collectively, “Sanctions”), or (ii) located, organized or resident in a country or territory that is the subject of Sanctions, including (currently), Crimea, Cuba, Iran, North Korea, Syria, the so-called Donetsk People’s Republic of Ukraine, and the so-called Luhansk People’s Republic of Ukraine.

(c) The Company, its Subsidiaries, and their respective directors, officers, agents, employees, Affiliates, and Persons are in compliance with all applicable Sanctions and Ex-Im Laws in all material respects. The Company and its Subsidiaries have instituted and maintain policies and procedures reasonably designed to achieve compliance with applicable Sanctions and Ex-Im Laws.

4.15 Intellectual Property and IT Security.

(a) Prior to the date of this Agreement, the Company has provided Parent a true, accurate and complete list of (i) all Owned Intellectual Property for which applications have been filed or registrations have been obtained, whether in the United States or internationally (“Registered Intellectual Property”) and (ii) all material unregistered Marks constituting Owned Intellectual Property and material Company Software. Each item of Registered Intellectual Property is subsisting and has not been abandoned, canceled or otherwise terminated, and is valid and enforceable. All necessary registration, maintenance, renewal and other relevant filing fees due through the date hereof have been timely paid and all necessary documents and certificates in connection therewith have been timely filed with the relevant authorities in the United States or foreign jurisdictions, as the case may be, for the purpose of maintaining any material Registered Intellectual Property in full force and effect.

(b) The Company or one of its Subsidiaries (i) possesses and solely and exclusively owns all right, title and interest in and to all Registered Intellectual Property and other Owned Intellectual Property, and (ii) has a valid right or license to use all other Intellectual Property and IT Systems used in or necessary for the conduct and operation of the Business as presently conducted and contemplated to be conducted following the Closing, in each case, free and clear of any Liens (other than Permitted Liens) or any restrictive Orders, and none of the foregoing will be adversely impacted by (nor will require the payment or grant of additional amounts or consideration as a result of) the execution, delivery, or performance of this Agreement or the consummation of the transactions contemplated by this Agreement.

(c) The Registered Intellectual Property, the other Owned Intellectual Property and the Intellectual Property licensed pursuant to the Material Contracts (when used within the scope of the applicable license), constitute all of the material Intellectual Property necessary for the Company and its Subsidiaries to conduct their respective business as presently conducted and contemplated to be conducted following the Closing.

(d) (i) Neither the Company nor its Subsidiaries (nor any of their products or services) nor the conduct or operation of the Business is infringing, diluting, misappropriating or otherwise violating any Intellectual Property rights of any Person, and have not, at any time in the past six (6) years, infringed, misappropriated, diluted or otherwise violated any Intellectual Property rights of any Person, (ii) to the Knowledge of the Company, no Person is infringing, misappropriating, diluting or otherwise violating, or has, at any time in the past six (6) years, infringed, misappropriated, diluted or otherwise violated any of the Owned Intellectual Property and (iii) neither the Company nor its Subsidiaries have received from any Person any claims (including offers to license or audit demands) within the past six (6) years (and there are no Actions pending or threatened) either (A) alleging that the Company or any of its Subsidiaries has infringed, diluted, misappropriated or otherwise violated any Intellectual Property rights of any Person or (B) contesting the ownership, use, validity or enforceability of any Owned Intellectual Property or the Company’s and its Subsidiaries’ right to use or otherwise exploit any Owned Intellectual Property.

(e) The Company and its Subsidiaries have taken all commercially reasonable efforts consistent with the best practices in the industry in which the Company and its Subsidiaries operate to protect the confidentiality of all Trade Secrets in possession of the Company or its Subsidiaries from unauthorized disclosure and use. The Company and its Subsidiaries have executed valid, written agreements with all past and present employees, directors, officers, consultants, contractors, agents and other Persons privy to any Trade Secrets of the Company or any its Subsidiaries pursuant to which such Persons have agreed to hold all such information of the Company and its Subsidiaries in confidence both during and after their engagement or employment. No Trade Secrets have been authorized to be disclosed nor, to the Knowledge of the Company, has there been any unauthorized access to or disclosure of any Trade Secrets to any third Person other than pursuant to a valid, written non-disclosure agreement sufficiently restricting the disclosure and use thereof. All employees, directors, officers, consultants, contractors, agents and other Persons who have contributed to or participated in the creation, conception or development of any Intellectual Property for or on behalf of the Company or any of its Subsidiaries have entered into a valid written Contract, as part of such Person’s employment, consultancy or engagement to presently and validly assign all right, title, and interest in or to such Intellectual Property to the Company or a Subsidiary to the extent that such right, title, and interest did not vest in the Company or one of its Subsidiaries by operation of applicable Law. No former and current employees, directors, officers, consultants, contractors, agents and other Persons who have contributed to or participated in the conception or development of any Intellectual Property for or on behalf of the Company or any of its Subsidiaries owns or has any right, claim, interest or option, including the right to further remuneration or consideration, with respect to any Owned Intellectual Property. No Owned Intellectual Property was developed with funding from, or using the facilities or resources of, any Authority or university, college or other educational institution.

(f) None of the Company Software (including the source code therein) is subject to any Copyleft Terms. All use and distribution of Company Software by or through the Company or any of its Subsidiaries is in full compliance with all licenses applicable thereto, including all copyright notice and attribution requirements. No third Person other than the Company or its Subsidiaries possesses or has an actual or contingent right to access or possess (including pursuant to escrow) a copy in any form of any source code for any material Company Software and all such source code is in their sole possession and has been maintained as strictly confidential. Neither the execution, delivery or performance of this Agreement, nor any other Additional Agreement to which the Company or a Subsidiary is a party, nor the consummation of the transactions contemplated by this Agreement will result in the disclosure to a third Person of any source code included in the Company Software. Neither the Company nor any of its Subsidiaries owns or uses any AI/ML that is material to the conduct or operation of the Business.

(g) The Company and its Subsidiaries take, and have taken, commercially reasonable actions and measures consistent with industry standards to protect and maintain the security of the Company IT Systems and Company Software (and all data stored therein or transmitted thereby).

(h) The Company IT Systems and Company Software (including any and all data stored therein and transmitted thereby) are (i) adequate, sufficient, and satisfactory for the operation of the Business, (ii) have been maintained in accordance with standards set by the manufacturers or otherwise in accordance with prudent industry standards and (iii) operate and perform in accordance with their documentation and functional specifications and as necessary to conduct the Business as currently conducted and contemplated to be conducted following the Closing. The Company and its Subsidiaries have back-up and disaster recovery arrangements designed to enable the continued operation of their businesses in the event of a failure of their material IT Systems that are, in the reasonable determination of the Company and its Subsidiaries, consistent with commercially reasonable practice in all material respects. Neither the Company IT Systems nor any Company Software contains any material software defect or any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” “worm,” spyware, keylogger software, or other vulnerability, faults or any other malicious code or damaging devices designed or reasonably expected to adversely impact the functionality of or permit unauthorized access or to disable or otherwise harm any Company IT Systems or Company Software.

(i) The Company and its Subsidiaries have implemented and maintained commercially reasonable privacy policies regarding the handling and security of Personal Information in connection with the operation of its business (the “Privacy Policies”). The Company and its Subsidiaries are and since December 31, 2020 have been, in material compliance with (i) the Privacy Laws, (ii) applicable Privacy Policies, and (iii) the Company’s contractual obligations with respect to Personal Information and data security (collectively, “Data Protection Requirements”). The Company and its Subsidiaries have implemented and maintained commercially reasonable security regarding the confidentiality, integrity and availability of Company IT Systems, Personal Information and sensitive or proprietary information in their possession or under their custody or control. To the Knowledge of the Company, any third party who has provided Personal Information to the Company and its Subsidiaries has done so in compliance in all material respects with applicable Privacy Laws. There have been no material data breaches or security incidents impacting the confidentiality, integrity and availability of the IT Systems or the data thereon (including Personal Information or sensitive or proprietary information in the possession or control of, or collected, used or processed by or on behalf of the Company or its Subsidiaries). The Company and its Subsidiaries have not received written notice of any claims, investigations, or alleged violations of any Data Protection Requirement or security incidents, nor have they notified in writing, or been required by any Data Protection Requirement to notify in writing, any person or entity under any Data Protection Requirement. To the Knowledge of the Company, neither the Company nor its Subsidiaries have experienced any information security incident that has compromised the integrity or availability of the Company IT Systems owned, operated or outsourced by the Company and its Subsidiaries, and there has been no loss, damage or unauthorized access, disclosure, use or breach of security of any information in the possession, custody or control, or otherwise held or processed on its behalf of the Company and its Subsidiaries.

4.16 Labor Matters.

(a) Prior to the date of this Agreement, the Company has provided Parent with a complete and accurate identified list of each employee and independent contractor of the Company and its Subsidiaries as of a date reasonably practicably close to the date of this Agreement, together with (i) each such employee’s respective base salary or wage rate, (ii) current annual bonus opportunity, (iii) current title and work location, (iv) status as exempt or non-exempt from overtime requirements, and (v) whether the individual is party to a written employment agreement with the Company or any of its Subsidiaries that provides for other than at-will employment or a written independent contractor agreement.

(b) As of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or similar agreements with a labor organization. None of the Company Employees are represented by any labor organization or works council with respect to their employment with the Company or any of its Subsidiaries. To the Knowledge of the Company, as of the date of this Agreement, (i) there are no activities or proceedings of any labor organization to organize any of the Company Employees, and (ii) there is no, and since December 31, 2020 has been no, material labor dispute or strike, lockout, picketing, material grievances or collective labor disputes, labor-related hand-billing, collective slowdown, concerted and collective refusal to work overtime, or collective work stoppage or similar activity against the Company or any of its Subsidiaries, in each case, pending or threatened.

(c) No employee layoff, facility closure or shutdown (whether voluntary or by Order), reduction-in-force, furlough, temporary layoff, material work schedule change or reduction in hours, or reduction in salary or wages, or other material workforce changes affecting employees of the Company and its Subsidiaries has occurred since January 1, 2021 or is currently contemplated, planned or announced, including as a result of COVID-19 or any Law, Order, directive, guidelines or recommendations by any Authority in connection with or in response to COVID-19. The Company and its Subsidiaries have not otherwise experienced any material employment-related liability with respect to or arising out of COVID-19 or any Law, Order, directive, guidelines or recommendations by any Authority in connection with or in response to COVID-19. Since December 31, 2020, neither the Company nor its Subsidiaries has implemented any plant closings or employee layoffs that would trigger notice obligations under the WARN Act and any similar or local law.

(d) Each of the Company and its Subsidiaries are in material compliance with all applicable Laws regarding employment and employment practices (including COVID-19 Measures), including all laws respecting terms and conditions of employment, health and safety, employee classification, non-discrimination, wages and hours, immigration, disability rights or benefits, equal opportunity, plant closures and layoffs, affirmative action, workers’ compensation, labor relations, “whistle blower” rights, harassment policies, employee leave issues, the proper classification of employees and independent contractors, the proper payment of overtime and minimum wage, classification of employees as exempt and non-exempt, and unemployment insurance, and the Company and its Subsidiaries have not since December 31, 2020 been charged with any unfair labor practice as defined by the National Labor Relations Board or received written notice of any unfair labor practice complaint against it pending before the National Labor Relations Board that remains unresolved.

(e) As of the date hereof, there are no complaints, charges or claims against the Company and its Subsidiaries pending or, to Knowledge of the Company, threatened before any Authority based on, arising out of, in connection with or otherwise relating to the employment, termination of employment or failure to employ by the Company or its Subsidiaries of any individual, except for those complaints, charges or claims which would not, individually or in the aggregate, reasonably be expected to be material to the Company, taken as a whole.

(f) All material payments due from the Company or any of its Subsidiaries on account of wages or other compensation owed to employees, and employees health and welfare insurance and other benefits, have been paid or properly accrued as a liability on the books of the Company or its Subsidiaries.

(g) To the Knowledge of the Company, no employee of the Company or any of its Subsidiaries is in any material respect in violation of any term of any employment agreement, nondisclosure agreement, non-competition agreement, restrictive covenant or other obligation to the Company or its Subsidiaries. To the Knowledge of the Company, no senior executive or key employee of the Company or its Subsidiaries is in any material respect in violation of any term of any employment agreement, nondisclosure agreement, non-competition agreement, restrictive covenant or other obligation to a former employer of any such employee relating (i) to the right of any such employee to be employed by the Company or any of its Subsidiaries or (ii) to the knowledge or use of trade secrets or proprietary information.

(h) To the Knowledge of the Company, no senior executive or other key employee of the Company or any of its Subsidiaries has provided notice of his or her intention to terminate his or her employment as a result of or following the consummation of the transactions contemplated by this Agreement.

(i) Since December 31, 2020, to the Knowledge of the Company, no allegations of sexual harassment or sexual misconduct have been made through the Company’s human resource department or otherwise through the reporting procedures designated in the Company’s policies pertaining to harassment, if any, or threatened to be made, against or involving any current or former officer, director or other key employee of the Company or its Subsidiaries.

4.17 Real Property.

(a) The Company does not own, or, to the Knowledge of the Company, has ever owned, any real property.

(b) Prior to the date of this Agreement, Company has provided Parent with a true, correct and complete list of all Real Property leased or subleased by the Company or one of its Subsidiaries (the “Leased Real Property”), including the address thereof and the Leases related thereto. The Company has made available to Parent true, correct and complete copies of the written leases, subleases, licenses and occupancy agreements (including all written modifications, amendments, supplements, guaranties, extensions, renewals, waivers, side letters and other written agreements relating thereto) for the Leased Real Property to which the Company or any of its Subsidiaries is a party (the “Leases”), and such deliverables comprise all Leases relating to the Leased Real Property. To the Knowledge of the Company, there are no oral arrangements or agreements with respect to the Leased Real Property.

(c) Each Lease (i) is a legal, valid, binding and enforceable obligation of the Company or its Subsidiary party thereto and, to the Knowledge of the Company, the other parties thereto, as applicable, subject to the Enforceability Exceptions, and each such Lease is in full force and effect, (ii) has not been amended or modified except as reflected in the Leases made available to Parent and (iii) to the Knowledge of the Company, subject to securing the consents or approvals, if any, required under the Leases to be obtained from any landlord, lender or any other third party (as applicable), in connection with the execution and delivery of this Agreement by the Company or the consummation of the transaction contemplated hereby by the Company, upon the consummation of the transactions contemplated by this Agreement, will entitle Parent or its Subsidiaries to the use, occupancy and possession (in each case, subject to the terms of the respective Leases in effect with respect to Leased Real Property and the receipt of all required consents related thereto) of the premises specified in the Leases for the purpose specified in the Leases.

(d) No material default or material breach by (i) the Company or any of its Subsidiaries or (ii) to the Knowledge of the Company, any other parties thereto, as applicable, presently exists under any Leases. Neither the Company nor any of its Subsidiaries has received written or, to the Knowledge of the Company, oral notice of any material default or material breach under any Lease which has not been cured. To the Knowledge of the Company, no event has occurred that, and no condition exists which, with notice or lapse of time or both, would constitute a material default or material breach under any Lease by the Company or any of its Subsidiaries or by the other parties thereto. Neither the Company nor any of its Subsidiaries has subleased or otherwise granted any Person the right to use or occupy any Leased Real Property, or any portion thereof, which is still in effect. Neither the Company nor any of its Subsidiaries has collaterally assigned or granted any other security interest in the Leased Real Property. The Company or its Subsidiaries has good and valid leasehold title to each Leased Real Property free and clear of Liens, other than Permitted Liens.

(e) To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has received any notice that remains outstanding as of the date of this Agreement that the current use and occupancy of the Leased Real Property, or any portion thereof, and the improvements thereon (i) are prohibited by any Lien, Law or order other than Permitted Liens or (ii) are in material violation of any of the recorded covenants, conditions, restrictions, reservations, easements or agreements applicable to such Leased Real Property.

(f) To the Knowledge of the Company, the Leased Real Property is in good operating condition (ordinary wear and tear excepted), are suitable in all material respects for the purposes for which they are presently being used and, with respect to each, the Company or one of its Subsidiaries has rights of ingress and egress to the Leased Real Property for operation of the business of the Company and its Subsidiaries in the ordinary course. To the Knowledge of the Company, no condemnation proceeding is pending or threatened (in writing) which would preclude or impair the use of any such property by the Company or its Subsidiaries for the purposes for which it is currently used.

4.18 Tax Matters.

(a) (i) All income and other material Tax Returns required to be filed by the Company and each of its Subsidiaries have been timely filed (taking into account any applicable extensions) and all income and other material Taxes of the Company and each of its Subsidiaries due and payable (whether or not shown on any Tax Return) have been paid; (ii) all such Tax Returns (taking into account all amendments thereto) are true, correct and complete in all material respects; (iii) there are no material Tax audits, examinations or other Actions presently in progress nor has the Company or any of its Subsidiaries been notified in writing by a Taxing Authority of (nor to the Knowledge of the Company has there been) any request or threat for such a material audit or other examination; (iv) no statute of limitations in respect of the assessment or collection of any material Taxes of the Company or any of its Subsidiaries has been waived or extended, or requested to be waived or extended, which waiver or extension (or request thereof) is in effect or outstanding; (v) the Company and each of its Subsidiaries have withheld from amounts owing to any employee, creditor or other Person all material Taxes required by Law to be withheld, have paid over to the proper Taxing Authority in a timely manner all such withheld amounts required to have been so paid over and complied in all material respects with all applicable withholding and related reporting requirements with respect to such Taxes; (vi) the Company and each of its Subsidiaries have collected all material sales, use, employment, value added, goods and services, and similar Taxes required to be collected, have paid over to the proper Taxing Authority in a timely manner all such collected amounts required to have been so paid over and complied in all material respects with applicable related reporting requirements with respect to such Taxes; (vii) there is no outstanding request for an advance tax ruling from any Taxing Authority, request for consent by a Taxing Authority for a change in a method of accounting, subpoena or request for information by any Taxing Authority, or material agreement with any Taxing Authority, in each case, with respect to Taxes of the Company or any of its Subsidiaries; (viii) there are no material Liens for Taxes (other than Permitted Liens) upon the property or assets of the Company or any of its Subsidiaries; (ix) within the past three (3) years, no claim that is currently outstanding has been made in writing by a Taxing Authority in a jurisdiction where the Company or any of its Subsidiaries has not paid an applicable Tax or filed an applicable Tax Return, asserting that the Company or any of its Subsidiaries is or may be subject to such Tax in such jurisdiction; (x) neither the Company nor any of its Subsidiaries is subject to Tax in any country other than the country of incorporation of the Company or such Subsidiary, as applicable, by virtue of having a branch, office, permanent establishment, other activities or other place of business in that country, and the Company and each of its Subsidiaries are and have always been tax resident solely in its country of incorporation; (xi) neither the Company nor any of its Subsidiaries is a party to any Tax sharing, allocation, indemnification or similar Contract (other than any such agreement solely between the Company and its existing Subsidiaries and customary commercial Contracts entered into in the ordinary course of business not primarily related to Taxes); (xii) neither the Company nor any of its Subsidiaries (A) is or has ever been included in any consolidated, affiliated, combined or unitary Tax Return (other than a group the common parent of which is the Company or any of its Subsidiaries), or (B) has any liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of any state, local or foreign Law), as a transferee or successor, by Contract (other than customary commercial Contracts (or Contracts entered into in the ordinary course of business) not primarily related to Taxes) or otherwise; and (xiii) no claim, assessment, deficiency or proposed adjustment for any material amount of Tax has been asserted, assessed or raised by a Taxing Authority against or relating to the Company or any of its Subsidiaries that remains unresolved or unpaid.

(b) Neither the Company nor any of its Subsidiaries will be required to include any material item of income or exclude any material item of deduction for any taxable period (or a portion thereof) ending after the Closing Date as a result of any of the following that occurred or existed prior to the Closing: (i) a “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax Law); (ii) an installment sale or open transaction; (iii) a prepaid amount received or deferred revenue realized or received; (iv) an intercompany item under Treasury Regulations Section 1.1502-13 or an excess loss account under Treasury Regulations Section 1.1502-19 (or any corresponding or similar provision of state, local or non-U.S. income Tax Law); (v) a change in the accounting method of the Company or any of its Subsidiaries pursuant to Section 481 of the Code or any similar provision of the Code or the corresponding Tax Laws of any nation, state or locality or the improper use of a method of accounting; (vi) any inclusion under Section 951(a) or Section 951A of the Code attributable to (A) “subpart F income,” within the meaning of Section 952 of the Code, (B) direct or indirect holding of “United States property,” within the meaning of Section 956 of the Code, (C) “global intangible low-taxed income,” as defined in Section 951A of the Code, in each case, determined as if the relevant taxable years ended on the Closing Date or (D) any inclusion under Section 965(h) of the Code; or (vii) otherwise as a result of a transaction or accounting method that accelerated an item of deduction into periods ending on or before the Closing Date or a transaction or accounting method that deferred an item of income into periods beginning after the Closing Date.

(c) The Company is and has been treated as a C corporation for U.S. federal, state and local income tax purposes since the date of its formation.

(d) Neither the Company nor any of its Subsidiaries has been a party to any transaction treated by the parties as a distribution of stock qualifying in whole or in part for tax-free treatment under Section 355 or 361 of the Code in the two (2) years prior to the date of this Agreement.

(e) Neither the Company nor any of its Subsidiaries has deferred any Taxes under COVID-19 Measures which deferral remains in effect.

(f) Except as contemplated by this Agreement or the Additional Agreements, neither the Company nor any of its Subsidiaries has knowingly taken any action (or knowingly permitted any action to be taken), or is aware of any fact or circumstance, that would reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(g) Neither the Company nor any of its Subsidiaries has engaged in a “listed transaction” within the meaning of United States Treasury regulations Section 1.6011-4(b)(2).

(h) The Company is not a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code at any time during the relevant period specified in Section 897(c)(1)(A)(ii) of the Code.

4.19 Environmental Laws. The Company has not (i) received any written notice of any alleged claim, violation of or liability under any Environmental Law which has not heretofore been cured or for which there is any remaining liability; (ii) disposed of, emitted, discharged, handled, stored, transported, used or released any Hazardous Materials; arranged for the disposal, discharge, storage or release of any Hazardous Materials; or exposed any employee or other individual to any Hazardous Materials so as to give rise to any liability or corrective or remedial obligation under any Environmental Laws; or (iii) entered into any agreement that may require it to guarantee, reimburse, pledge, defend, hold harmless or indemnify any other Person with respect to liabilities arising out of Environmental Laws or the Hazardous Material Activities of the Company. To the Knowledge of the Company, there are no Hazardous Materials in, on or under any properties owned, leased or used at any time by the Company that could give rise to any material liability or corrective or remedial obligation of the Company under any Environmental Laws.

4.20 Finders’ Fees. There is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of the Company or any of its Affiliates who might be entitled to any fee or commission from the Company, Merger Sub, Parent or any of their Affiliates upon consummation of the transactions contemplated by this Agreement.

4.21 Powers of Attorney and Suretyships. The Company does not have any general or special powers of attorney outstanding (whether as grantor or grantee thereof) or any obligation or liability (whether actual, accrued, accruing, contingent or otherwise) as guarantor, surety, co-signer, endorser, co-maker, indemnitor or otherwise in respect of the obligation of any Person.

4.22 Anti-Money Laundering Laws. The operations of the Company are and, since December 31, 2020, have been conducted at all times in compliance with anti-money laundering Laws in all applicable jurisdictions and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Authority (collectively, the “Money Laundering Laws”), and no Action involving the Company with respect to the Money Laundering Laws is pending or, to the Knowledge of the Company, threatened.

4.23 Insurance. Prior to the date of this Agreement, the Company has provided Parent with a list of all material policies or programs of self-insurance of property, fire and casualty, product liability, workers’ compensation, directors and officers and other forms of insurance held by, or for the benefit of, the Company or any of its Subsidiaries as of the date hereof (collectively, the “Policies”). True, correct and complete copies or comprehensive summaries of such insurance policies have been made available to Parent. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect: (a) all of the Policies with respect to policy periods that include the date of this Agreement are in full force and effect and all premiums due and payable for such Policies have been duly paid, (b) neither the Company nor any of its Subsidiaries has received a written notice of cancellation of any of the Policies or of any changes that are required in the conduct of the business of the Company or any of its Subsidiaries as a condition to the continuation of coverage under, or renewal of, any of such Policies (c) neither the Company nor any of its Subsidiaries is in material breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice), and, to the Knowledge of the Company, no event has occurred which, with notice or the lapse of time or both, would constitute such a breach or default, or permit termination or modification, under the Policies and, to the Knowledge of the Company, no such action has been threatened and (d) there is no claim by the Company or any of its Subsidiaries under any Policy. The Company or its Subsidiaries have reported to their respective insurers all material claims and circumstances known by Company and Subsidiary employees with such reporting responsibilities that would reasonably be likely to give rise to a material claim by the Company or any of its Subsidiaries under any Policy.

4.24 Related Party Transactions. (a) There are no Contracts between the Company or any of its Subsidiaries, on the one hand, and any Affiliate, officer or director of the Company, on the other hand (each, an “Affiliate Transaction”), and (b) none of the officers, directors, managers or Affiliates of the Company or any of its Subsidiaries owns any asset or property (intellectual, real or personal) used in and material to the business of the Company and its Subsidiaries taken as a whole, except in its capacity as a security holder of the Company.

4.25 Customer Products With respect to each product manufactured, sold, distributed, delivered or otherwise made available by the Company or its Subsidiaries or accepted by any customer of the Company or its Subsidiaries since January 1, 2019 (each a “Company Product”) (a) each Company Product conforms and complies in all material respects with the terms and requirements of any applicable warranty or other Contract terms, (b) there are no existing or, to the Knowledge of the Company, threatened complaints, charges or claims for any Company Product which are defective or fail to meet any express or implied service or product warranties, or any facts which, if discovered by a third party, would support such a complaint, charge or claim, (c) no complaint, charge or claim has been asserted against the Company or its Subsidiaries for renegotiation or price redetermination with respect to any transaction involving each Company Product, and there are no facts upon which any such complaint, charge or claim could be based other than through the ordinary course of business, and (d) each Company Product is free of any material design defect, manufacturing or construction defect or other defect or deficiency at the time it was sold, delivered, provided or otherwise made available, in each case, except for any such non-conformities, non-compliance, defects or deficiencies that would individually, not reasonably be expected to result in liabilities in excess of $200,000.

4.26 Information Supplied. None of the information supplied or to be supplied by the Company or any of its Subsidiaries expressly for inclusion or incorporation by reference, and ultimately included or incorporated by reference, in the filings with the SEC and mailings to Parent’s stockholders with respect to the solicitation of proxies to approve the transactions contemplated by this Agreement and the Additional Agreements, if applicable will, at the date of filing or mailing, at the time of the Parent Stockholder Meeting or at the First Effective Time, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except (a) as disclosed in the Parent SEC Documents filed with or furnished to the SEC prior to the date of this Agreement (other than any risk factor disclosures or other similar cautionary or predictive statements therein) or (b) as set forth in the disclosure letter delivered by Parent and Merger Sub (the “Parent Disclosure Letter”) (each section of which qualifies (i) the correspondingly numbered representation, warranty or covenant if specified therein and (ii) such other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representation, warranty or covenant is reasonably apparent on the face of such disclosure), Parent and Merger Sub (the “Parent Parties” and individually, a “Parent Party”) hereby represent and warrant to the Company that each of the following representations and warranties are true, correct and complete as of the date of this Agreement and as of the Closing Date.

5.1 Corporate Existence and Power. Each of Parent and Merger Sub is duly incorporated or organized and is validly existing as a company in good standing under the Laws of the State of Delaware and has the corporate or limited liability company power and authority to own, lease or operate its assets and properties and to conduct its business as it is now being conducted. The copies of the organizational documents of each of the Parent Parties previously delivered by Parent to the Company are true, correct and complete and are in effect as of the date of this Agreement. Each of the Parent Parties is, and at all times has been, in compliance in all material respects with all restrictions, covenants, terms and provisions set forth in its respective Governing Documents. Each of the Parent Parties is duly licensed or qualified and in good standing as a foreign corporation or limited liability company in all jurisdictions in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified, except where failure to be so licensed or qualified has not and would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of the Parent Parties to enter into this Agreement or to consummate the transactions contemplated hereby.

5.2 Corporate Authorization. The execution, delivery and performance by the Parent Parties of this Agreement and the Additional Agreements to which they are or will be parties and the consummation by the Parent Parties of the transactions contemplated hereby and thereby are within the corporate powers of the Parent Parties and have been duly authorized by all necessary corporate action on the part of the Parent Parties. This Agreement has been duly executed and delivered by the Parent Parties and constitutes, and upon the execution and delivery thereof, each Additional Agreement to which a Parent Party is party, will constitute, a valid and legally binding agreement of the applicable Parent Party, enforceable against it in accordance with its terms, except as may be limited by the Enforceability Exceptions. This Agreement and the Additional Agreements to which a Parent Party is or will be party and the transactions contemplated hereby and thereby have been duly approved by Parent, on behalf of itself and in its capacity as the sole shareholder of Merger Sub. The affirmative vote of holders of a majority of the votes cast by the holders of Parent Common Stock present in person or by proxy and entitled to vote at the Parent Stockholder Meeting, assuming a quorum is present (the “Parent Stockholder Approval”), is the only vote of the holders of any of Parent’s capital stock necessary to adopt this Agreement and approve the Merger and the consummation of the other transactions contemplated hereby.

5.3 Governmental Authorization. Assuming the accuracy of the representations and warranties set forth in Section 4.3, neither the execution, delivery or performance of this Agreement requires any consent, approval, license or other action by or in respect of, or registration, declaration or filing with any Authority except for the filing of the Company Certificate of Merger with the Secretary of State of the State of California pursuant to the CCC.

5.4 Non-Contravention. The execution, delivery and performance by the Parent Parties of this Agreement do not and will not (a) contravene or conflict with the organizational or constitutive documents of the Parent Parties, or (b) contravene or conflict with or constitute a violation of any provision of any Law or any Order binding upon the Parent Parties.

5.5 Finders’ Fees. There is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of the Parent Parties or their Affiliates who might be entitled to any fee or commission from the Company, Merger Sub, Parent or any of their Affiliates upon consummation of the transactions contemplated by this Agreement or any of the Additional Agreements.

5.6 Issuance of Shares. The PubCo Common Stock issued as part of the Closing Share Consideration, when issued in accordance with this Agreement, will be duly authorized and validly issued, and will be fully paid and nonassessable.

5.7 Capitalization.

(a) As of the date of this Agreement, the authorized capital stock of Parent consists of 280,000,000 Parent Class A Shares of which, 8,475,455 are outstanding, 20,000,000 Parent Class B Shares of which, none of which are issued and outstanding, and 1,000,000 shares of preferred stock, par value $0.0001 per share, none of which are issued and outstanding, in each case of the date of this Agreement. Except as contemplated by this Agreement or any of the Additional Agreements, no other shares of capital stock or other voting securities of Parent are issued, reserved for issuance or outstanding. All outstanding shares of Parent Common Stock are duly authorized, validly issued, fully paid and nonassessable and are not subject to, and were not issued in violation of, any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, Parent’s organizational documents or any contract to which Parent is a party or by which Parent is bound. Except as set forth in Parent’s organizational documents, there are no outstanding contractual obligations of Parent to repurchase, redeem or otherwise acquire any shares of Parent Common Stock or any capital equity of Parent. There are no outstanding contractual obligations of Parent to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person.

(b) The Merger Sub is authorized to issue 100 shares, par value $0.0001 per share (“Merger Sub Common Stock”), of which 100 shares of Merger Sub Common Stock are issued and outstanding as of the date hereof. No other shares or other voting securities of Merger Sub are issued, reserved for issuance or outstanding. All issued and outstanding shares of Merger Sub Common Stock are duly authorized, validly issued, fully paid and nonassessable and are not subject to, and were not issued in violation of, any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, the Merger Sub’s organizational documents or any contract to which Merger Sub is a party or by which Merger Sub is bound. There are no outstanding contractual obligations of Merger Sub to repurchase, redeem or otherwise acquire any shares of Merger Sub Common Stock or any equity capital of Merger Sub. There are no outstanding contractual obligations of Merger Sub to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person.

5.8 Information Supplied. None of the information supplied or to be supplied by the Parent Parties expressly for inclusion or incorporation by reference, and ultimately included or incorporated by reference, in the filings with the SEC and mailings to Parent’s stockholders with respect to the solicitation of proxies to approve the transactions contemplated by this Agreement and the Additional Agreements, if applicable, will, at the date of filing or mailing, at the time of the Parent Stockholder Meeting or at the Effective Time, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading (subject to the qualifications and limitations set forth in the materials provided by Parent or included in the Parent SEC Documents, the Additional Parent SEC Documents, the SEC Statement or any Other Filing).

5.9 Trust Fund. As of the date of this Agreement, Parent has at least $10,000,000 in the trust fund established by Parent for the benefit of its public stockholders (the “Trust Fund”) in a trust account (the “Trust Account”) maintained by Continental Stock Transfer & Trust Company (the “Trustee”) and such monies are held in trust by the Trustee pursuant to the Investment Management Trust Agreement dated as of December 8, 2020, between Parent and the Trustee (the “Trust Agreement”). The Trust Agreement is valid and in full force and effect and enforceable in accordance with its terms, except as may be limited by the Enforceability Exceptions, and has not been amended or modified. There are no separate agreements, side letters or other agreements or understandings (whether written or unwritten, express or implied) that would cause the description of the Trust Agreement in the Parent SEC Documents to be inaccurate in any material respect or that would entitle any Person (other than stockholders of Parent holding Parent Class A Shares sold in Parent’s IPO who shall have elected to redeem their Parent Class A Shares pursuant to Parent’s amended and restated certificate of incorporation) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released except in accordance with the Trust Agreement and Parent’s amended and restated certificate of incorporation. The Parent has performed all material obligations required to be performed by it to date under, and is not in material default or delinquent in performance or any other respect (claimed or actual) in connection with, the Trust Agreement, and, to the Knowledge of Parent, no event has occurred which, with due notice or lapse of time or both, would constitute such a material default thereunder. There are no claims or proceedings pending with respect to the Trust Account.

5.10 Listing. The Parent Class A Shares are listed on Nasdaq, with trading ticker “ALTU.”

5.11 Board Approval. As of the date of this Agreement, the Parent Board of Directors has made the Parent Board Recommendation.

5.12 Parent SEC Documents and Financial Statements.

(a) The Parent has filed all forms, reports, schedules, statements and other documents, including any exhibits thereto, required to be filed or furnished by Parent with the SEC since Parent’s formation under the Exchange Act or the Securities Act, together with any amendments, restatements or supplements thereto, and will use commercially reasonable efforts to file all such forms, reports, schedules, statements and other documents required to be filed subsequent to the date of this Agreement (the “Additional Parent SEC Documents”). The Parent has made available to the Company copies in the form filed with the SEC of all of the following, except to the extent available in full without redaction on the SEC’s website through EDGAR for at least two days prior to the date of this Agreement: (i) Parent’s Annual Reports on Form 10-K for each fiscal year of Parent beginning with the first year that Parent was required to file such a form, (ii) all proxy statements relating to Parent’s meetings of stockholders (whether annual or special) held, and all information statements relating to stockholder consents, since the beginning of the first fiscal year referred to in clause (i) above, (iii) its Form 8-Ks filed since the beginning of the first fiscal year referred to in clause (i) above, and (iv) all other forms, reports, registration statements and other documents (other than preliminary materials if the corresponding definitive materials have been provided to the Company pursuant to this Section 5.12 filed by Parent with the SEC since Parent’s formation) (the forms, reports, registration statements and other documents referred to in clauses (i) through (iv) above as they have been amended since the time of their filings, whether or not available through EDGAR, collectively, the “Parent SEC Documents”).

(b) The Parent SEC Documents were, and the Additional Parent SEC Documents will be, prepared in all material respects in accordance with the requirements of the Securities Act, the Exchange Act, and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations thereunder. The Parent SEC Documents did not, and the Additional Parent SEC Documents will not, at the time they were or are filed, as the case may be, with the SEC (except to the extent that information contained in any Parent SEC Document or Additional Parent SEC Document has been or is amended, revised or superseded by a later filed Parent SEC Document or Additional Parent SEC Document, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the foregoing does not apply to statements in or omissions in any information supplied or to be supplied by the Company expressly for inclusion or incorporation by reference in the SEC Statement or Other Filing. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Parent SEC Documents.

(c) As used in this Section 5.12, the term “file” shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.

5.13 Certain Business Practices. Neither Parent, nor any director, officer, agent or employee of Parent (in their capacities as such) has (a) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (b) made any unlawful payment to foreign or domestic government officials, employees or political parties or campaigns, (c) violated any provision of the Foreign Corrupt Practices Act or (d) made any other unlawful payment. Neither Parent, nor any director, officer, agent or employee of Parent (nor any Person acting on behalf of any of the foregoing, but solely in his or her capacity as a director, officer, employee or agent of Parent) has, since the IPO, directly or indirectly, given or agreed to give any gift or similar benefit in any material amount to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder Parent or assist Parent in connection with any actual or proposed transaction, which, if not given or continued in the future, would reasonably be expected to (i) adversely affect the business or prospects of Parent and (ii) subject Parent to suit or penalty in any private or governmental Action.

5.14 Anti-Money Laundering Laws. The operations of Parent are and have at all times been conducted in compliance with the Money Laundering Laws, and no Action involving Parent with respect to the Money Laundering Laws is pending or, to the Knowledge of Parent, threatened.

5.15 Affiliate Transactions. Except as described in Parent SEC Documents, there are no transactions, agreements, arrangements or understandings between Parent or any of its subsidiaries, on the one hand, and any director, officer, employee, stockholder, warrant holder or Affiliate of Parent or any of its subsidiaries, on the other hand.

5.16 Litigation. There is no (a) Action pending, or, to the Knowledge of Parent, threatened in writing against Parent or any of its subsidiaries or that affects its or their assets or properties, or (b) Order outstanding against Parent or any of its subsidiaries or that affects its or their assets or properties. Neither Parent nor any of its subsidiaries is party to a settlement or similar agreement regarding any of the matters set forth in the preceding sentence that contains any ongoing obligations, restrictions or liabilities (of any nature) that are material to Parent and its subsidiaries.

5.17 Expenses, Indebtedness and Other Liabilities. Except as set forth in the Parent SEC Documents, Parent does not have any Indebtedness or other liabilities.

5.18 Tax Matters. (a) (i) All income and other material Tax Returns required to be filed by the Parent Parties have been timely filed (taking into account applicable extensions) and all income and other material Taxes of the Parent Parties due and payable (whether or not shown on any Tax Return) have been paid; (ii) all such Tax Returns (taking into account all amendments thereto) are true, correct and complete and accurate in all material respects; (iii) there are no material Tax audits, examinations or other Actions presently in progress nor has Parent been notified in writing by a Taxing Authority of (nor to the Knowledge of Parent has there been) any request or threat for such a material audit or other examination; (iv) no statute of limitations in respect of the assessment or collection of any material Taxes of Parent has been waived or extended, or requested to be waived or extended, which waiver or extension (or request thereof) is in effect or outstanding; (v) Parent has withheld from amounts owing to any employee, creditor or other Person all material Taxes required by Law to be withheld, has paid over to the proper Taxing Authority in a timely manner all such withheld amounts required to have been so paid over and complied in all material respects with all applicable withholding and related reporting requirements with respect to such Taxes; (vi) Parent has collected all material sales, use, employment, value added, goods and services, and similar Taxes required to be collected, has paid over to the proper Taxing Authority in a timely manner all such collected amounts required to have been so paid over and complied in all material respects with applicable related reporting requirements with respect to such Taxes; (vii) there is no outstanding request for an advance tax ruling from any Taxing Authority, request for consent by a Taxing Authority for a change in a method of accounting, subpoena or request for information by any Taxing Authority, or material agreement with any Taxing Authority, in each case, with respect to Taxes of Parent; (viii) there are no material Liens for Taxes (other than Permitted Liens) upon Parent or any of the assets of Parent; (ix) within the past three (3) years, no claim that is currently outstanding has been made in writing by a Taxing Authority in a jurisdiction where Parent has not paid an applicable Tax or filed an applicable Tax Return, asserting that Parent is or may be subject to Tax in such jurisdiction; (x) Parent is not subject to Tax in any country other than the country of incorporation of Parent by virtue of having a branch, office permanent establishment, other activities or other place of business in that country, and Parent is and has always been tax resident solely in its country of incorporation; (xi) Parent is not a party to any Tax sharing, allocation, indemnification or similar Contract (other than customary commercial Contracts entered into in the ordinary course of business not primarily related to Taxes); (xii) no Parent Party (A) is or has ever been included in any consolidated, affiliated, combined or unitary Tax Return (other than a group the common parent of which is Parent), or (B) has any liability for the Taxes of any Person (other than another Parent Party) under Treasury Regulations Section 1.1502-6 (or any similar provision of any state, local or foreign Law), as a transferee or successor, by Contract (other than customary commercial Contracts (or Contracts entered into in the ordinary course of business) not primarily related to Taxes) or otherwise; and (xiii) no claim, assessment, deficiency or proposed adjustment for any material amount of Tax has been asserted, assessed or raised by a Taxing Authority against or relating to Parent that remains unresolved or unpaid.

(b) The Parent will not be required to include any material item of income or exclude any material item of deduction for any taxable period (or a portion thereof) ending after the Closing Date as a result of any of the following that occurred or existed prior to the Closing: (i) a “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax Law); (ii) an installment sale or open transaction; (iii) a prepaid amount received or deferred revenue realized or received; (iv) a change in the accounting method of Parent pursuant to Section 481 of the Code or any similar provision of the Code or the corresponding Tax Laws of any nation, state or locality or the improper use of a method of accounting; or (v) otherwise as a result of a transaction or accounting method that accelerated an item of deduction into periods ending on or before the Closing Date or a transaction or accounting method that deferred an item of income into periods beginning after the Closing Date.

(c) Each of the Parent and Merger Sub is, and has been at all times since formation, treated as a corporation for U.S. federal tax purposes.

(d) No Parent Party has been a party to any transaction treated by the parties as a distribution of stock qualifying in whole or in part for tax-free treatment under Section 355 or 361 of the Code in the two (2) years prior to the date of this Agreement.

(e) Except as contemplated by this Agreement or the Additional Agreements, no Parent Party has knowingly taken any action (nor knowingly permitted any action to be taken) or is aware of any fact or circumstance, that would reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(f) Parent is not a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code at any time during the relevant period specified in section 897(c)(1)(A)(ii) of the Code.

(g) Parent has not engaged in a “listed transaction” within the meaning of United States Treasury regulations Section 1.6011-4(b)(2).

ARTICLE VI

COVENANTS OF THE PARTIES PENDING CLOSING

6.1 Conduct of the Business. Each of the Company and Parent covenants and agrees that:

(a) From the date hereof through the Closing Date, each party shall conduct business only in the ordinary course (including the payment of accounts payable and the collection of accounts receivable), and shall not enter into any material transactions outside the ordinary course of business without the prior written consent of the other party, and shall use its commercially reasonable efforts to preserve intact its business relationships with employees, clients, suppliers, contract manufacturing organizations, contract research organizations and other third parties. Without limiting the generality of the foregoing, from the date hereof through and including the Closing Date, without the other party’s prior written consent (which shall not be unreasonably denied, conditioned, withheld or delayed), (x) the Company shall not, and shall cause its Subsidiaries not to, and (y) Parent and Merger Sub shall not, as applicable:

(i) except as contemplated by this Agreement or any Additional Agreement, amend, modify or supplement its certificate of incorporation or bylaws or other organizational or governing documents, or engage in any reorganization, reclassification, liquidation, dissolution or similar transaction;

(ii) amend, waive any provision of, terminate prior to its scheduled expiration date, or otherwise compromise in any way or relinquish any material right under, (x) with respect to the Company, any Material Contract or (y) with respect to Parent, any material agreement (in each case other than ministerial changes that do not have an economic impact or in the ordinary course of business);

(iii) solely with respect to the Company and its Subsidiaries, modify, amend or enter into any Contract or commitment, including for capital expenditures, that would be considered a Material Contract if in effect on of the date hereof, except in the ordinary course of business;

(iv) make any capital expenditures in excess of $250,000 (individually or in the aggregate) except in the ordinary course of business;

(v) sell, assign, transfer, lease, license, sublicense, convey, covenant not to assert, pledge, or otherwise encumber or subject to any Lien, abandon, cancel, let lapse or otherwise dispose of any of the Company’s or Parent’s, as applicable, material tangible, except pursuant to existing contracts or commitments disclosed herein or entered into in the ordinary course of business;

(vi) (A) sell, assign, transfer, lease, license, sublicense, convey, covenant not to assert, pledge, or otherwise encumber or subject to any Lien (other than pursuant to Permitted Liens), abandon, cancel, let lapse or otherwise dispose of any material Intellectual Property, except granting non-exclusive licenses of Owned Intellectual Property to customers in the ordinary course of business consistent with past practices; (B) disclose any material Trade Secrets of the Company or any of its Subsidiaries to any third Person other than pursuant to a written agreement sufficiently restricting the disclosure and use thereof by such Person; or (C) subject any of the Company Software to Copyleft Terms;

(vii) pay, declare or promise to pay any dividends or other distributions with respect to its capital stock or other equity securities, or pay, declare or promise to pay any other amount to any stockholder, shareholder or other equityholder in its capacity as such (which for the avoidance of doubt does not include payment of salary, benefits, commissions and other regular and necessary customary payments made in the ordinary course of business consistent with past practices), or except as contemplated by any Additional Agreement, amend any term, right or obligation with respect to any outstanding shares of its capital stock or other equity securities;

(viii) except as contemplated by this Agreement or any Additional Agreement, amend any term, right or obligation with respect to any outstanding shares of its capital stock or other equity securities;

(ix) (A) make any loan, advance or capital contribution to any Person; (B) incur any Indebtedness, including drawings under the lines of credit, if any, other than (1) loans evidenced by promissory notes made to Parent as working capital advances as described in the Prospectus; or (2) intercompany Indebtedness; or (C) repay or satisfy any Indebtedness, other than the repayment of Indebtedness in accordance with the terms thereof;

(x) suffer or incur any Lien, except for Permitted Liens, on the Company’s or Parent’s, as applicable, assets;

(xi) delay, accelerate or cancel, or waive any material right with respect to, any receivables or Indebtedness owed to the Company or Parent, as applicable, or write off or make reserves against the same;

(xii) merge or consolidate or enter a similar transaction with, or acquire all or substantially all of the assets or business of, any other Person; make any material investment in any Person; or be acquired by any other Person;

(xiii) form any Subsidiaries;

(xiv) terminate or allow to lapse any insurance policy protecting any of the Company’s or Parent’s assets, unless simultaneously with such termination or lapse, a replacement policy underwritten by an insurance company of nationally recognized standing having comparable deductions and providing coverage substantially equivalent to the coverage under the terminated or lapsed policy for substantially similar premiums or less is in full force and effect;

(xv) adopt any severance, retention or other employee health and welfare benefit plan or fail to continue to make timely contributions to each employee health and welfare benefit plan in accordance with the terms thereof;

(xvi) institute, settle or agree to settle any Action before any Authority, in each case in excess of $300,000 (exclusive of any amounts covered by insurance) or that imposes injunctive or other non-monetary relief on such party;

(xvii) except as required by U.S. GAAP, make any material change in its accounting principles, methods or practices or write down the value of its assets;

(xviii) change its principal place of business or jurisdiction of organization;

(xix) issue, redeem or repurchase any capital stock, membership interests or other securities, or issue any securities exchangeable for or convertible into any shares of its capital stock or other securities other than (A) any redemption by Parent of Parent Class A Shares held by its public stockholder pursuant to Section 6.6; or (B) as otherwise contemplated by this Agreement;

(xx) except as otherwise required by applicable Law, (A) make, change or revoke any material Tax election; (B) adopt or change (or request permission of any Taxing Authority to change) any annual Tax accounting method or period; (C) amend, modify or otherwise change any filed material Tax Return; (D) settle or compromise any claim, notice, audit, assessment or other Action in respect of material Taxes; (E) enter into any Tax allocation, Tax sharing, Tax indemnity, or other agreement relating to any Taxes (other than customary commercial Contracts entered into in the ordinary course of business not primarily related to Taxes); (F) surrender or forfeit or allow to expire any right to claim a material Tax refund; (G) file any Tax Return in a manner that is materially inconsistent with the past practices; or (H) except as contemplated by this Agreement or the Additional Agreements, knowingly take any action, or knowingly fail to take any action, where such action or failure to act could reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment;

(xxi) solely with respect to the Company, enter into any transaction with or distribute or advance any assets or property to any of its Affiliates, other than the payment of salary and benefits in the ordinary course of business;

(xxii) other than as explicitly contemplated hereunder, (A) increase or make any material change in the compensation or benefits of any employee or other individual service provider of the Company or make or grant any equity, bonus, change of control, retention, retirement, severance pay or benefits to any current or former employee, director or independent contractor, (B) accelerate the vesting or payment of any compensation or benefits of any employee or other individual service provider of the Company or amend or modify any outstanding award under any Plan, (C) terminate without “cause” any employee or other individual service provider of the Company, (D) hire or engage any new employee or other individual service provider of the Company, (E) make any loan to any present or former employee or other individual service provider of the Company, other than advancement of expenses in the ordinary course of business consistent with past practices, or (F) enter into, amend or terminate any collective bargaining agreement or other agreement with a labor union or labor organization;

(xxiii) plan, announce or implement any reduction in force, early retirement program, furlough or other voluntary or involuntary employment termination program, in each case, not in compliance with the WARN Act;

(xxiv) solely in the case of the Company, enter into any Affiliate Transactions;

(xxv) agree to do any of the foregoing.

6.2 Exclusivity.

(a) From the date hereof until the earlier of the termination of this Agreement or the Closing, the Company shall not, and shall cause its officers, directors, Affiliates, managers, consultant, employees, representatives and agents (“Representatives”) not to, directly or indirectly, (i) encourage, solicit, initiate, engage or participate in negotiations with any Person concerning any Alternative Transaction, (ii) take any other action intended or designed to facilitate the efforts of any Person relating to a possible Alternative Transaction or (iii) approve, recommend or enter into any Alternative Transaction or any Contract related to any Alternative Transaction. Immediately following the execution of this Agreement, the Company shall, and shall cause each of its Representatives, to immediately terminate any existing discussion or negotiations with any Persons other than Parent and Sponsor concerning any Alternative Transaction. The Company shall be responsible for any acts or omissions of any of its respective Representatives that, if they were the acts or omissions of the Company, would be deemed a breach of its obligations hereunder (it being understood that such responsibility shall be in addition to and not by way of limitation of any right or remedy the Company may have against such Representatives with respect to any such acts or omissions). For purposes of this Agreement, the term “Alternative Transaction” means any of the following transactions involving the Company (other than the transactions contemplated by this Agreement): (A) any merger, consolidation, share exchange, business combination or other similar transaction or (B) any sale, lease, exchange, transfer or other disposition of all or a material portion of the assets of such the Company or any of its Subsidiaries (other than sales of inventory in the ordinary course of business) or any class or series of the capital stock or other equity interests of the Company, in a single transaction or series of transactions. In the event that there is an unsolicited inquiry or proposal, or an indication of interest by any Person (other than Parent or any of its Representatives) in entering into, an Alternative Transaction, communicated in writing to the Company or any of its respective Representatives (each, an “Alternative Proposal”), the Company shall promptly notify such Person in writing that the Company is subject to an exclusivity agreement with respect to the sale of the Company that prohibits it from considering such Alternative Proposal.

(b) From the date hereof until the earlier of the termination of this Agreement or the Closing, Parent shall not, and shall cause its Representatives not to, directly or indirectly, solicit, initiate, continue or engage in discussions or negotiations with, or enter into any agreement with, or encourage, respond, provide information to or commence due diligence with respect to, any Person (other than the Company, its stockholders and/or any of their Representatives), concerning, relating to or which is intended or is reasonably likely to give rise to or result in, any offer, inquiry, proposal or indication of interest, relating to any business combination transaction (a “Business Combination Proposal”) other than with the Company, its stockholders and their respective Representatives. Parent shall, and shall cause its Representatives to, immediately terminate any existing discussions or negotiations with any Person other than the Company, its stockholders and their respective Representatives, concerning any Business Combination Proposal.

6.3 Access to Information. From the date hereof through and including the Closing Date, the Company and Parent shall each, to the best of its ability, (a) continue to give the other party, its legal counsel and its other representatives reasonable access to the offices, properties and Books and Records, (b) furnish to the other party, its legal counsel and its other representatives such information relating to the business of the Company and Parent as such Persons may reasonably request and (c) cause its employees, legal counsel, accountants and other representatives to cooperate with the other party in its investigation of the Business (in the case of the Company) or the business of Parent (in the case of Parent); provided, that no investigation pursuant to this Section 6.3 (or any investigation made prior to the date hereof) shall affect any representation or warranty given by the Company or Parent and provided, further, that any investigation pursuant to this Section 6.3 shall be conducted in such manner as not to interfere unreasonably with the conduct of the Business of the Company. Notwithstanding anything to the contrary expressed or implied in this Agreement, neither party shall be required to provide the access described above or disclose any information to the other party if doing so is, in such party’s reasonable judgement, reasonably likely to (i) result in a waiver of attorney-client privilege, work product doctrine or similar privilege or (ii) violate any contract to which it is a party or to which it is subject or applicable Law.

6.4 Notices of Certain Events. Each of Parent and the Company shall promptly notify the other party of:

(a) any notice or other communication from any Person credibly alleging or raising the possibility that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement or that the transactions contemplated by this Agreement might give rise to any Action or other rights by or on behalf of such Person or result in the loss of any rights or privileges of the Company (or PubCo, post-Closing) to any such Person or create any Lien on any of the Company’s or PubCo’s assets;

(b) any notice or other communication from any Authority in connection with the transactions contemplated by this Agreement or the Additional Agreements;

(c) any Actions commenced (or to such party’s knowledge, threatened) against, relating to or involving or otherwise affecting such party (including such party’s stockholders, their equity, assets or business) or that relate to the consummation of the transactions contemplated by this Agreement or the Additional Agreements;

(d) the occurrence of any fact or circumstance which constitutes or results in, or would reasonably be expected to constitute or result in a Material Adverse Effect; and

(e) any inaccuracy of any representation or warranty of such party contained in this Agreement at any time during the term hereof, or any failure of such party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder, that would reasonably be expected to cause any of the conditions set forth in ARTICLE IX not to be satisfied.

6.5 Cooperation with Form S-4/Proxy Statement; Other Filings.

(a) The Company shall promptly provide to Parent such information concerning the Company and the Company Securityholders as is either required by the federal securities laws or reasonably requested by Parent for inclusion in the proxy statement/prospectus and Offer Documents. As promptly as practicable after the receipt by Parent from the Company of all such information, including the PCAOB Financial Statements, Parent and shall prepare and file with the SEC, and with all other applicable regulatory bodies, proxy materials for the purpose of soliciting proxies from holders of Parent Common Stock sufficient to obtain Parent Stockholder Approval at a meeting of holders of Parent Common Stock to be called and held for such purpose (the “Parent Stockholder Meeting”). Such proxy materials shall be in the form of a proxy statement (the “Proxy Statement”), which shall be included in a registration statement on Form S-4 (the “Form S-4”) filed by Parent with the SEC, pursuant to which the PubCo Common Shares issuable in the Merger shall be registered. Parent shall promptly respond to any SEC comments on the Form S-4, and shall request that the SEC declare the Form S-4 effective as promptly as practicable after receiving notification from the SEC that the SEC does not have any further comments on the Form S-4. The Proxy Statement, the Form S-4 and the documents included or referred to therein, together with any supplements, amendments or exhibits thereto, are referred to herein as the “Offer Documents”.

(b) Parent shall (i) permit the Company and its counsel to review and comment on the Proxy Statement and Form S-4 and any exhibits, amendments or supplements thereto (or other related documents) and (ii) consider any such comments in good faith. As promptly as practicable after receipt thereof, Parent shall provide to the Company and its counsel notice and a copy of all correspondence (or, to the extent such correspondence is oral, a summary thereof), including any comments from the SEC or its staff, between Parent or any of its representatives, on the one hand, and the SEC or its staff or other government officials, on the other hand, with respect to the Proxy Statement and the S-4, and, in each case, shall consult with the Company and its counsel concerning any such correspondence. Parent will advise the Company, promptly after it receives notice thereof, of the time when the Proxy Statement or the S-4 or any amendment or supplement thereto has been filed with the SEC and the time when the Form S-4 is declared effective or any stop order relating to the Form S-4 is issued. Except as otherwise required by applicable Law, Parent covenants that none of Parent, the Parent Board of Directors nor any committee of the Parent Board of Directors shall withdraw or modify, or propose publicly or by formal action of Parent, the Parent Board of Directors or any committee of the Parent Board of Directors to withdraw or modify, in a manner adverse to the Company, the Parent Board Recommendation or any other recommendation by Parent, the Parent Board of Directors or any committee of the Parent Board of Directors of in connection with any of the Parent Proposals. Notwithstanding the foregoing, at any time prior to obtaining the Parent Stockholder Approval, in response to a bona fide proposal that the Parent Board of Directors determines in good faith (after consultation with outside counsel and a financial advisor) constitutes, or is reasonably expected to lead to, a Superior Proposal with respect to Parent that did not result from a breach of Section 6.2(b), the Parent Board of Directors may, if the Parent Board of Directors determines (after receiving the advice of outside counsel) that the failure to take such actions would reasonably be expected to be inconsistent with its fiduciary duties, (x) participate in discussions or negotiations regarding such Superior Proposal, and (y) withhold, withdraw (or amend, qualify or modify in a manner adverse to the Company), or publicly propose to withdraw (or amend, qualify or modify in a manner adverse to the Company), the Parent Board Recommendation (the “Change in Recommendation”).

(c) As soon as practicable following the date on which the Form S-4 is declared effective by the SEC (such effective date, the “S-4 Effective Date”), Parent shall distribute the Proxy Statement to the holders of Parent Common Stock and, pursuant thereto, shall call the Parent Stockholder Meeting in accordance with its organizational documents and the laws of the State of Delaware and, subject to the other provisions of this Agreement, solicit proxies from such holders to vote in favor of the adoption of this Agreement and the approval of the transactions contemplated hereby and the other matters presented to Parent’s stockholders for approval or adoption at the Parent Stockholder Meeting, including the matters described in Section 6.5(e).

(d) Parent and the Company shall comply with all applicable provisions of and rules under the Securities Act and Exchange Act and all applicable Laws of the State of Delaware and the Stock Exchange in the preparation, filing and distribution of the Form S-4 and the Proxy Statement (or any amendment or supplement thereto), as applicable, the solicitation of proxies under the Proxy Statement and the calling and holding of the Parent Stockholder Meeting. Without limiting the foregoing, Parent shall ensure that each of the Form S-4, as of the S-4 Effective Date, and the Proxy Statement, as of the date on which it is first distributed to Parent’s stockholders, and as of the date of the Parent Stockholder Meeting, does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading (provided, that Parent shall not be responsible for the accuracy or completeness of any information relating to the Company or any other information furnished by the Company for inclusion in the Proxy Statement). The Company represents and warrants that the information relating to the Company supplied by the Company and included in the Form S-4 or the Proxy Statement, as applicable, as of the S-4 Effective Date and the date on which the Proxy Statement (or any amendment or supplement thereto) is first distributed to Parent’s stockholders or at the time of the Parent Stockholder Meeting, will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading. If at any time prior to the Effective Time, a change in the information relating to the Company or any other information furnished by Parent, Merger Sub, or the Company for inclusion in the Proxy Statement, which would make the preceding sentence incorrect, should be discovered by Parent, Merger Sub, or the Company, as applicable, such party shall promptly notify the other parties of such change or discovery and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to Parent’s stockholders. In connection therewith, Parent, Merger Sub, and the Company shall instruct their respective employees, counsel, financial advisors, auditors and other authorized representatives to reasonably cooperate with Parent as relevant if required to achieve the foregoing. In the event there is any tax opinion, comfort letter or other opinion in respect of Tax consequences of or related to the transactions contemplated by this Agreement required by the SEC to be provided in connection with any of the Offer Documents, (i) to the extent such opinion relates to Parent or any equityholders thereof, Parent shall use its reasonable best efforts to cause its tax advisors to provide such opinion, subject to customary assumptions and limitations, and (ii) to the extent such opinion relates to the Company or any equityholders thereof, the Company shall use its reasonable best efforts to cause its tax advisors to provide such opinion, subject to customary assumptions and limitations; provided, that notwithstanding anything herein to the contrary, neither this provision nor any other provision in this Agreement shall (x) require counsel to Parent or Parent’s tax advisors to provide an opinion that the Merger qualifies for the Intended Tax Treatment or (y) require the provision of an opinion with respect to Tax matters by any party’s counsel or advisors to be an express condition precedent to the Closing. In the event a tax opinion is required by the SEC at or prior to the Closing in respect of Tax consequences of or related to the transactions contemplated by this Agreement, the Company and Parent shall use their respective reasonable best efforts to reasonably cooperate (and cause their Affiliates to reasonably cooperate) with the other parties hereto and their respective tax advisors in connection with the issuance of such tax opinion and, to the extent requested by the relevant counsel, execute and deliver (or caused to be executed and delivered) customary tax representation letters to such counsel in form and substance reasonably satisfactory to such counsel for purposes of delivering such tax opinion and reasonably acceptable to Parent, the Company, or applicable Affiliate, as the case may be.

(e) In accordance with the Parent Certificate of Incorporation and applicable securities laws, rules and regulations, including the DGCL and rules and regulations of the Stock Exchange, in the Proxy Statement Parent shall seek from the holders of Parent Common Stock the approval of the following proposals: (i) the Parent Stockholder Approval; (ii) adoption and approval of the an amended and restated certificate of incorporation of PubCo (the “PubCo Certificate of Incorporation”), in a form to be mutually agreed to by the Company and Parent, which shall provide for, among other things, the change of the name of Parent to “Vesicor Therapeutics, Inc.”; (iii) approval of the PubCo Equity Incentive Plan; (iv) approval of the issuance of more than 20% of the Parent Common Stock to the Company Securityholders and the Closing Investors in connection with the Merger under applicable exchange listing rules; (v) approval to adjourn the Parent Stockholder Meeting, if necessary; and (vi) approval to obtain any and all other approvals necessary or advisable to effect the consummation of the Merger as determined by Parent (the proposals set forth in the forgoing clauses (i) through (vi) collectively, the “Parent Proposals”).

(f) Parent, with the assistance of the Company, shall use its reasonable best efforts to cause the S-4 and the Proxy Statement to “clear” comments from the SEC and the S-4 to become effective as promptly as reasonably practicable.

(g) Notwithstanding anything else to the contrary in this Agreement or any Additional Agreements, Parent may make any public filing with respect to the Merger to the extent required by applicable Law.

(h) Parent shall call and hold the Parent Stockholder Meeting as promptly as practicable after the S-4 Effective Date for the purpose of seeking the approval of each of the Parent Proposals, and Parent shall consult in good faith with the Company with respect to the date on which such meeting is to be held. Parent shall use reasonable best efforts to solicit from its stockholders proxies in favor of the approval and adoption of the Merger, each Parent Proposal and this Agreement. The Company acknowledges that a substantial portion of the Proxy Statement shall include disclosure regarding the Company and its management, operations and financial condition. Accordingly, the Company agrees to as promptly as reasonably practical provide Parent with such information as shall be reasonably requested by Parent for inclusion in or attachment to the Proxy Statement, and that such information is accurate in all material respects and complies as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder. The Company understands that such information shall be included in the Proxy Statement/Form S-4 or responses to comments from the SEC or its staff in connection therewith. The Company shall make, and cause each Subsidiary to make, their managers, directors, officers and employees available to Parent and its counsel in connection with the drafting of such filings and mailings and responding in a timely manner to comments from the SEC. Parent and the Company shall respond in a timely manner to comments from the SEC; provided, that with respect to Parent, the Company complies with its obligations set forth in the preceding sentence.

6.6 Trust Account. Parent shall cause the funds in the Trust Account to be disbursed in accordance with the Trust Agreement, including for the payment of (a) all amounts payable to public stockholders of Parent holding Parent Class A Shares who shall have validly redeemed their Parent Class A Shares upon acceptance by Parent of such Parent Class A Shares (the “Parent Redemption Amount”), (b) the expenses to the third parties to which they are owed, and (c) the remaining monies in the Trust Account to Parent after the Closing.

6.7 Obligations of Merger Sub. Parent shall take all action necessary to cause each of Merger Sub to perform its obligations under this Agreement and to consummate the transactions contemplated under this Agreement, upon the terms and subject to the conditions set forth in this Agreement.

6.8 No Parent Common Stock Transactions. From and after the date of this Agreement until the Effective Time, except as expressly contemplated by this Agreement, the Company shall not engage in any transactions involving the securities of Parent without the prior written consent of Parent if the Company possesses material non-public information of Parent.

ARTICLE VII

COVENANTS OF THE COMPANY

7.1 Company’s Stockholders Approval.

(a) As promptly as reasonably practicable, and in any event within three (3) Business Days after the Form S-4 is declared effective by the SEC (the “Company Stockholder Written Consent Deadline”), the Company shall obtain and deliver to Parent a true, complete and correct copy of a written consent (in form and substance reasonably satisfactory to Parent and certified by an executive officer of the Company) evidencing the Company Stockholder Approval that is duly executed by the Company Stockholders that hold at least the requisite number and class of issued and outstanding shares of Company Capital Stock required to obtain the Company Stockholder Approval (the “Company Stockholder Written Consent”).

(b) Neither the Company Board of Directors, nor any committee thereof, shall withhold, withdraw, amend, modify, change or propose or resolve to withhold, withdraw, amend, modify or change, in each case in a manner adverse to Parent, the Company Board Recommendation.

7.2 PCAOB Financial Statements. The Company shall use its best efforts to, by May 31, 2024, deliver to Parent (a) the audited consolidated balance sheets of the Company and its Subsidiaries and the related audited consolidated statements of operations and comprehensive loss, shareholders’ deficit and cash flows of the Company and its Subsidiaries as of and for any year-to-date period and as of and for the end of any fiscal quarter and any pro forma financial statements, in each case, that are required to be included in the SEC Statement for the two years ended December 31, 2023 and 2022, and (b) the unaudited consolidated balance sheets of the Company and its Subsidiaries as of March 31, 2024, and the related unaudited consolidated statements of operations and comprehensive loss, shareholders’ deficit and cash flows of the Company and its Subsidiaries thereto and for the three months ended March 31, 2024 (collectively, the “PCAOB Financial Statements”). From the date of this Agreement and ending on the earlier of the Closing and the valid termination of this Agreement in accordance with ARTICLE X, the Company shall use reasonable best efforts to promptly deliver to Parent and PubCo any unaudited consolidated balance sheets of the Company and its Subsidiaries and the related unaudited consolidated statements of operations and comprehensive loss, shareholders’ deficit and cash flows of the Company and its Subsidiaries as of and for the end of any fiscal quarter and any required pro forma financial statements, in each case, that are required to be included in the SEC Statement (the “Unaudited Interim Financial Statements”). All such financial statements, together with any audited or unaudited consolidated balance sheets and the related audited or unaudited consolidated statements of operations and comprehensive loss, shareholders’ deficit and cash flows of the Company and its Subsidiaries that are required to be included in the SEC Statement, (i) will be prepared in conformity with U.S. GAAP applied on a consistent basis during the periods involved (except, in the case of any audited financial statements, as may be indicated in the notes thereto and subject, in the case of any unaudited financial statements, to normal year-end audit adjustments (none of which is expected to be material) and the absence of footnotes), (ii) in the case of any audited financial statements, will be audited in accordance with the standards of the Public Company Accounting Oversight Board and contain an unqualified report of the Company’s auditor and (iii) will comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof (including Regulation S-X or Regulation S-K, as applicable).

ARTICLE VIII

COVENANTS OF ALL PARTIES HERETO

8.1 Commercially Reasonable Efforts; Further Assurances; Governmental Consents.

(a) Subject to the terms and conditions of this Agreement, each party shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable under applicable Laws, or as reasonably requested by the other parties, to consummate and implement expeditiously each of the transactions contemplated by this Agreement, including using its reasonable best efforts to (i) obtain all necessary actions, nonactions, waivers, consents, approvals and other authorizations from all applicable Authorities prior to the Effective Time; (ii) avoid an Action by any Authority, and (iii) execute and deliver any additional instruments necessary to consummate the transactions contemplated by this Agreement. The parties shall execute and deliver such other documents, certificates, agreements and other writings and take such other actions as may be necessary or desirable in order to consummate or implement expeditiously each of the transactions contemplated by this Agreement. Each party shall (A) make any required filings or notifications pursuant to the HSR Act or any other applicable Antitrust Laws with respect to the transactions contemplated by this Agreement promptly (and in any event within fifteen (15) Business Days) following the date of this Agreement and (B) respond as promptly as reasonably as practicable to any requests by any Authority for additional information and documentary material that may be requested pursuant to the HSR Act. The Company shall pay all Antitrust Fees.

(b) Subject to applicable Law, each of the Company and Parent agrees to (i) cooperate and consult with the other regarding obtaining and making all notifications and filings with Authorities, (ii) furnish to the other such information and assistance as the other may reasonably request in connection with its preparation of any notifications or filings, (iii) keep the other apprised of the status of matters relating to the completion of the transactions contemplated by this Agreement, including promptly furnishing the other with copies of notices or other communications received by such party from, or given by such party to, any third party or any Authority with respect to such transactions, (iv) permit the other party to review and incorporate the other party’s reasonable comments in any communication to be given by it to any Authority with respect to any filings required to be made with, or action or nonactions, waivers, expirations or terminations of waiting periods, clearances, consents or orders required to be obtained from, such Authority in connection with execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement and (v) to the extent reasonably practicable, consult with the other in advance of and not participate in any meeting or discussion relating to the transactions contemplated by this Agreement, either in person or by telephone, with any Authority in connection with the proposed transactions unless it gives the other party the opportunity to attend and observe; provided, however, that, in each of clauses (ii), (iii) and (iv) above, that materials may be redacted (A) to remove references concerning the valuation of such party and its Affiliates, (B) as necessary to comply with contractual arrangements or applicable Laws, and (C) as necessary to address reasonable attorney-client or other privilege or confidentiality concerns. Without limiting the foregoing, each of the Company and Parent and their respective Affiliates shall not extend any waiting period, review period or comparable period under the HSR Act or enter into any agreement with any Authority not to consummate the transactions contemplated hereby or by the Additional Agreements, except with the prior written consent of the other party.

8.2 Confidentiality. Except as necessary to complete the Offer Documents or any Other Filings, the Company, on the one hand, and Parent and Merger Sub, on the other hand, shall hold and shall cause their respective representatives to hold in strict confidence, unless compelled to disclose by judicial or administrative process or by other requirements of Law, all documents and information concerning the other party furnished to it by such other party or its representatives in connection with the transactions contemplated by this Agreement (except to the extent that such information can be shown to have been (a) previously known by the party to which it was furnished, (b) in the public domain through no fault of such party or (c) later lawfully acquired from another source, which source is not the agent of the other party and is not under any obligation of confidentiality with respect to such information);

and no party shall release or disclose such information to any other Person, except its representatives in connection with this Agreement. In the event that any party believes that it is required to disclose any such confidential information pursuant to applicable Law, to the extent legally permissible, such party shall give timely written notice to the other party so that such party may have an opportunity to obtain a protective order or other appropriate relief. Each party shall be deemed to have satisfied its obligations to hold confidential information concerning or supplied by the other party if it exercises the same care as it takes to preserve confidentiality for its own similar information. The parties acknowledge that some previously confidential information will be required to be disclosed in the Offer Documents and Other Filings.

8.3 Directors’ and Officers’ Indemnification and Liability Insurance.

(a) For not less than six (6) years from and after the Closing Date, all rights to exculpation, indemnification and advancement of expenses for acts or omissions occurring through the Closing Date now existing in favor of the current or former directors and officers of the Company and Parent as provided in their respective organizational documents, in any indemnification agreements or other similar agreements between such directors or officers and the Company or Parent, as applicable, shall survive the applicable Merger and shall continue in full force and effect in accordance with their terms and PubCo shall not amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those Persons thereunder, in each case, except as required by Law.

(b) For not less than six (6) years from and after the Closing Date, PubCo agrees that it shall indemnify and hold harmless each current and former director and officer of the Company and Parent against any costs or expenses (including reasonable attorneys’ fees), judgements, fines, losses, claims, damages or liabilities in connection with any Action, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Closing Date, whether asserted or claimed prior to, at or after the Closing Date, to the fullest extent that the Company or Parent, as the case may be, would have been permitted under applicable Law and their respective Governing Documents in effect on the date of this Agreement to indemnify such Person (including the advancing of expenses as incurred to the fullest extent permitted under applicable Law).

(c) For not less than six (6) years from and after the Closing Date, PubCo shall maintain in effect directors’ and officers’ liability insurance covering those Persons who are currently covered by Parent’s and the Company’s directors’ and officers’ liability insurance policies (true, correct and complete copies of which have been heretofore made available to Parent or its agents or Representatives) on terms not less favorable than the terms of such current insurance coverage. PubCo shall either (i) cause coverage to be extended and expanded under the current directors’ and officers’ liability insurance by obtaining a six year “tail” prepaid Side A, Side B and Side C directors & officers insurance policy or (ii) obtain a six year prepaid Side A, Side B and Side C directors & officers insurance policy with the same or better credit rating as PubCo’s current directors’ and officers’ liability insurance carriers, in each case, on terms, conditions, retentions and limits of liability reasonably acceptable to Parent’s and the Company’s directors’ and officers’ liability insurance policies than the existing directors’ and officers’ liability insurance maintained by Parent and the Company, as applicable, so long as the annual premiums of such policy does not exceed three hundred percent (300%) of the annual amount paid by Parent and the Company, as applicable, for coverage during its current coverage period; provided, that, if the annual premium of such insurance coverage exceeds such amount, PubCo shall be obligated to obtain a “tail” policy with the greatest coverage available for a cost not exceeding such amount from insurance carriers with the same or better credit rating as PubCo’s current directors’ and officers’ liability insurance carriers.

(d) The provisions of this Section 8.3 are intended to be for the benefit of, and shall be enforceable by, each Person who will have been a director or officer of the Company or Parent for all periods ending on or before the Closing Date and may not be changed with respect to any officer or director without his or her written consent.

8.4 Stock Exchange Listing. Parent shall use its reasonable best efforts to cause (a) Parent’s initial listing application with the Stock Exchange in connection with the transactions contemplated by this Agreement to have been approved; (b) all applicable initial and continuing listing requirements of the Stock Exchange to be satisfied; and (c) the PubCo Common Stock issued as the Closing Share Consideration, to be approved for listing on the Stock Exchange, subject to official notice of issuance, in each case, as promptly as reasonably practicable after the date of this Agreement and in any event prior to the Effective Time.

8.5 Certain Tax Matters.

(a) The Company shall (and shall cause its Affiliates to) provide any information reasonably requested to allow Parent to comply with any information reporting or withholding requirements contained in the Code or other applicable Laws with respect to the transactions contemplated by, or any payment made in connection with, this Agreement.

(b) All transfer, documentary, sales, use, value added, goods and services, stamp, excise, registration, notarial fees and other similar Taxes and fees (collectively, “Transfer Taxes”) that become payable by any of the parties in connection with or by reason of the execution of this Agreement and consummation of the transactions contemplated hereunder shall be treated as a Transaction Expense. The party responsible for filing any necessary Tax Returns and other documentation with respect to all such Transfer Taxes under applicable Law shall cause such Tax Returns to be filed, and, if required by applicable Law, the other parties shall, and shall cause their respective Affiliates to, cooperate and join in the execution of any such Tax Returns and other documentation, as applicable. Each party shall (and shall cause its Affiliates to) use commercially reasonable efforts to provide certificates or forms that are reasonably necessary or appropriate to establish an exemption for (or reduction in) any Transfer Tax to the extent available under applicable Law.

8.6 Equity Incentive Plan; PubCo Bylaws and PubCo Certificate of Incorporation. Prior to the S-4 Effective Date:

(a) Parent shall adopt a new equity incentive plan that is consistent with current market-based equity incentive plans and developed in consultation with the Company and third-party advisors (the “PubCo Equity Incentive Plan”). The PubCo Equity Incentive Plan shall have such number of shares available for issuance as mutually determined by the Company and Parent; and

(b) Parent shall adopt the PubCo Certificate of Incorporation and the amended and restated bylaws of PubCo in a form to be mutually agreed to by the Company and Parent (the “PubCo Bylaws”). The PubCo Certificate of Incorporation and the PubCo Bylaws shall be prepared by the Company in good faith on commercially reasonable and market-based terms reasonably acceptable to the Parent.

8.7 Closing Offering. From the date hereof through the Closing Date, the Parties shall use commercially reasonable efforts to secure at the Closing, equity, equity-linked, equity lines of credit and other financing commitments and debt financing (including convertible debt) from one or more investors in support of the transactions, including financing commitments for Parent, in each case on commercially reasonable and market-based terms reasonably acceptable to Parent and the Company, acting together in good faith (the “Closing Offering”). Each Party shall promptly inform the other Party of all aspects and developments related to obtaining the Closing Offering, including the proposed terms and conditions thereof and any material decisions or actions related to the Closing Offering. Parent shall not make or agree to make any amendments, changes, modifications or waivers to any Contracts underlying the Closing Offering without the prior written consent of the Company, which consent may not be unreasonably denied, conditioned, granted or withheld or delayed.

8.8 Financing Cooperation. From the date hereof through the Closing Date, the Parties shall use commercially reasonable efforts to identify additional sources of financing for the Closing Offering and negotiate the underlying subscription, financing and similar agreements and reasonably cooperate in a timely manner in connection with any such efforts, including (i) by providing such information and assistance as the other Party may reasonably request, (ii) granting such access to potential investors and their respective representatives as may be reasonably necessary for their due diligence, and (iii) participating in a reasonable number of meetings, presentations, road shows, drafting sessions, due diligence sessions with respect to the Closing Offering. All such cooperation, assistance and access shall be granted upon reasonable prior notice and during normal business hours and shall be granted under conditions that shall not unreasonably interfere with the business and operations of the Parties and shall be subject to any limitations under applicable Law.

8.9 Registration Rights Agreement. At or prior to the Closing, Parent, the Company, the Sponsor, and the Company Securityholders mutually agreed between Parent and the Company shall execute and deliver a registration rights agreement customary for transactions of this type (the “Registration Rights Agreement”), pursuant to which, among other things, Parent will agree, on the terms and conditions set forth therein, to register for resale under the Securities Act the registrable securities set forth therein.

8.10 Extension of Time to Complete a Business Combination. As promptly as practicable after the execution of this Agreement, Parent shall prepare (with the Company’s reasonable cooperation) and file with the SEC a mutually acceptable proxy statement (such proxy statement, together with any amendments or supplements thereto, the “Extension Proxy Statement”) to amend Parent’s Certificate of Incorporation to extend the time period for which Parent has to consummate an initial business combination to a date mutually agreed between Parent and the Company. Parent shall use its best efforts to cause the Extension Proxy Statement to comply with the rules and regulations promulgated by the SEC and to have the Extension Proxy Statement cleared by the SEC as promptly as practicable after such filing. Each of Parent and the Company shall ensure that none of the information supplied by or on its behalf for inclusion or incorporation by reference in the Extension Proxy Statement will, at the date it is first mailed to the holders of Parent Common Stock and at the time of the Extension Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Parent shall (i) as promptly as practicable after the Extension Proxy Statement is cleared by the SEC, (A) cause the Extension Proxy Statement to be disseminated to holders of Parent Common Stock in compliance with applicable Law, (B) duly give notice of and convene and hold a meeting of its stockholders (the “Extension Stockholders’ Meeting”), (C) solicit proxies from the holders of Parent Common Stock to vote in favor of each of the proposals set forth in the Extension Proxy Statement, and (D) provide its shareholders with the opportunity to elect to effect a share redemption in accordance with the terms of the Parent’s Certificate of Incorporation. Parent shall, through its board of directors, recommend to its shareholders the approval of the proposals set forth in the Extension Proxy Statement, and include such recommendation in the Extension Proxy Statement. The board of directors of Parent shall not withdraw, amend, qualify or modify its recommendation to the stockholders of Parent that they vote in favor of the proposals set forth in the Extension Proxy Statement.

ARTICLE IX

CONDITIONS TO CLOSING

9.1 Condition to the Obligations of the Parties. The obligations of all of the parties to consummate the Merger are subject to the satisfaction of all the following conditions:

(a) No provisions of any applicable Law and no Order shall restrain or prohibit or impose any condition on the consummation of the transactions contemplated by this Agreement.

(b) Each consent or approval required to be obtained from any Authority shall have been obtained and each applicable waiting period or consent or approval under the HSR Act shall have expired, been terminated or obtained (or deemed, by applicable Law, to have been obtained), as applicable.

(c) There shall not be any Action brought by any governmental Authority to enjoin or otherwise restrict the consummation of the transactions contemplated by this Agreement.

(d) Each of the Parent Stockholder Approval and the Company Stockholder Approval shall have been obtained.

(e) Within 30 days after the date of this Agreement, (i) the Company shall have delivered to Parent the Company Disclosure Letter, in form and substance reasonably satisfactory to Parent, and (ii) Parent shall have delivered to the Company the Parent Disclosure Letter, in form and substance reasonably satisfactory to the Company.

(f) Parent’s initial listing application with the Stock Exchange in connection with the transactions contemplated by this Agreement shall have been conditionally approved and, immediately following the Effective Time, Parent shall satisfy any applicable initial and continuing listing requirements of the Stock Exchange, and Parent shall not have received any notice of non-compliance therewith, and the PubCo Common Stock issued as the Closing Share Consideration shall have been approved for listing on the Stock Exchange.

(g) The Aggregate Transaction Closing Cash shall be sufficient to pay Transaction Expenses and meet Parent’s other financial obligations.

9.2 Conditions to Obligations of Parent and Merger Sub. The obligation of Parent and Merger Sub to consummate the Merger is subject to the satisfaction, or the waiver in Parent’s sole and absolute discretion, of all the following further conditions:

(a) The Company shall have duly performed or complied with, in all material respects, all of its obligations hereunder required to be performed or complied with (without giving effect to any materiality or similar qualifiers contained therein) at or prior to the Closing Date.

(b) The representations and warranties of the Company contained in this Agreement (disregarding all qualifications and exceptions contained therein relating to materiality or Material Adverse Effect), other than the Company Fundamental Representations, shall be true and correct in all material respects at and as of the date of this Agreement and as of the Closing Date, as if made as of such date (except to the extent that any such representation and warranty is expressly made as of a specific date, in which case such representation and warranty shall be true and correct at and as of such specific date).

(c) The Company Fundamental Representations (disregarding all qualifications and exceptions contained therein relating to materiality or Material Adverse Effect) shall be true and correct in all respects at and as of the date of this Agreement and as of the Closing Date, as if made as of such date (except to the extent that any such representation and warranty is expressly made as of a specific date, in which case such representation and warranty shall be true and correct at and as of such specific date), other than de minimis inaccuracies.

(d) Parent shall have received a certificate signed by the Chief Executive Officer or the Chief Financial Officer certifying the accuracy of the provisions of the foregoing Clauses (a) through (c) of this Section 9.2.

(e) Parent shall have received a certificate signed by the Secretary of the Company attaching true and correct copies of (i) the Company Certificate of Incorporation and by-laws, certified as of a recent date by the. Secretary of State of the State of Delaware; (ii) copies of resolutions duly adopted by the Company Board of Directors authorizing this Agreement, the Additional Agreements to which the Company is a party and the transactions contemplated hereby and thereby and the Company Stockholder Written Consent; and (iii) a certificate of good standing of the Company, certified as of a recent date by the Secretary of State of the State of California.

(f) The Company and the Specified Company Securityholders shall have duly executed and delivered to Parent a copy of the Registration Rights Agreement.

(g) The Company Securityholders shall have duly executed and delivered to Parent a copy of the Lock-Up Agreement.

(h) There shall not have been a Material Adverse Effect since the date hereof.

(i) The Company shall have delivered to Parent a duly executed certificate conforming to the requirements of Sections 1.897-2(h) and 1.1445-2(c)(3)(i) of the Treasury Regulations, and a notice to be delivered to the Internal Revenue Service prepared in accordance with the provisions of Section 1.897-2(h)(2) of the Treasury Regulations, each dated no more than thirty (30) days prior to the Closing Date, certifying that no interest in the Company is, or has been during the relevant period specified in Section 897(c)(1)(A)(ii) of the Code, a “U.S. real property interest” within the meaning of Section 897(c) of the Code.

(j) Parent shall have completed its due diligence investigation of the Company and shall, in its sole discretion, be satisfied with the results of such due diligence investigation.

(k) Parent shall have received an opinion from a financial advisor selected by the Parent Board of Directors that the Merger and other transactions contemplated herein are fair, from a financial point of view, to Parent and its unaffiliated stockholders (the “Fairness Opinion”).

9.3 Conditions to Obligations of the Company. The obligations of the Company to consummate the Merger are subject to the satisfaction, or the waiver in the Company’s sole and absolute discretion, of all of the following further conditions:

(a) Parent and Merger Sub shall each have duly performed or complied with, in all material respects, all of its respective obligations hereunder required to be performed or complied with (without giving effect to any materiality or similar qualifiers contained therein) by Parent or Merger Sub, as applicable, at or prior to the Closing Date.

(b) The representations and warranties of Parent and Merger Sub contained in this Agreement (disregarding all qualifications contained therein relating to materiality or “material adverse effect”) shall be true and correct as of the date of this Agreement and as of the Closing Date, as if made at and as of such date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct at and as of such earlier date), except for any failures of such representations and warranties that would not in the aggregate reasonably be expected to have a material adverse effect on Parent’s ability to consummate the transactions contemplated by this Agreement and the Additional Agreements.

(c) The Parent Fundamental Representations (disregarding all qualifications and exceptions contained therein relating to materiality or “material adverse effect”) shall be true and correct in all respects at and as of the date of this Agreement and as of the Closing Date, as if made as of such date (except to the extent that any such representation and warranty is expressly made as of a specific date, in which case such representation and warranty shall be true and correct at and as of such specific date), other than de minimis inaccuracies.

(d) The Company shall have received a certificate signed by an authorized officer of Parent certifying the accuracy of the foregoing clauses (a), (b) and (c) of this Section 9.3.

(e) The PubCo Certificate of Incorporation shall have been filed with, and declared effective by, the Delaware Secretary of State.

(f) Parent and the Sponsor shall have executed and delivered to the Company a copy of the Registration Rights Agreement.

ARTICLE X

TERMINATION

10.1 Termination Without Default.

(a) In the event that (i) the Closing of the transactions contemplated hereunder has not occurred by October 1, 2024 (the “Outside Date”); provided, that if the SEC has not declared the Proxy Statement/ Form S-4 effective on or prior to October 1, 2024, the Outside Date shall be automatically extended to December 11, 2024, and (ii) the party (i.e., Parent or Merger Sub, on one hand, or the Company, on the other hand) seeking to terminate this Agreement is not in material breach of this Agreement, then Parent or the Company, as applicable, shall have the right, at its sole option, to terminate this Agreement without liability to the other party. Such right may be exercised by Parent or the Company, as the case may be, giving written notice to the other at any time after the Outside Date.

(b) In the event (i) an Authority shall have issued an Order, having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, which Order is final and non-appealable or (ii) any applicable Law is in effect making the consummation of the Merger illegal, Parent or the Company shall have the right, at its sole option, to terminate this Agreement without liability to the other party by giving written notice to such other party; provided, however, that the right to terminate this Agreement under this Section 10.1(b) shall not be available to Parent or the Company if the failure of such Person to fulfill any obligation under this Agreement has been the primary cause of, or primarily resulted in, such Law or Order.

(c) This Agreement may be terminated by the mutual written consent of the Company and Parent.

10.2 Termination Upon Default.

(a) Parent may terminate this Agreement by giving written notice to the Company at any time prior to the Closing, without prejudice to any rights or obligations Parent or Merger Sub may have, if: (i) (x) the Company shall have breached any representation, warranty, agreement or covenant contained herein which has rendered or would render the satisfaction of any of the conditions set forth in Section 9.2 impossible and (y) such breach cannot be cured or is not cured by the earlier of the Outside Date and thirty (30) days following receipt by the Company of a written notice from Parent describing in reasonable detail the nature of such breach; (ii) evidence that the Company Stockholder Written Consent was obtained is not delivered to Parent by the Company Stockholder Written Consent Deadline in accordance with Section 7.2(a); or (iii) the Company has not delivered to Parent the PCAOB Financial Statements by May 31, 2024; (iv) the PCAOB Financial Statements reflect a material deterioration in the Company’s financial condition as compared to the Financial Statements, in the reasonable discretion of Parent, (v) Parent, in its sole discretion, is not satisfied with the results of its due diligence investigation of the Company, or (vi) Parent is unable, without unreasonable effort, expense, or delay, to obtain the Fairness Opinion.

(b) The Company may terminate this Agreement by giving written notice to Parent at any time prior to the Closing, without prejudice to any rights or obligations the Company may have, if: (i) Parent shall have breached any of its covenants, agreements, representations, and warranties contained herein, which has rendered or would render the satisfaction of any of the conditions set forth in Section 9.3 impossible; and (ii) such breach cannot be cured or is not be cured by the earlier of the Outside Date and thirty (30) days following receipt by Parent of a written notice from the Company describing in reasonable detail the nature of such breach.

(c) At any time prior to obtaining Parent Stockholder Approval, Parent may terminate this Agreement by giving written notice to the Company in order for Parent to enter into a definitive agreement with respect to a Superior Proposal, provided that Parent has otherwise complied with its obligations under Section 6.2(b).

10.3 Effect of Termination. If this Agreement is terminated pursuant to this ARTICLE X, this Agreement shall become void and be of no further force or effect, without any liability on the part of any party (or any shareholder, director, officer, employee, Affiliate, agent, consultant or representative of such party) to the other party hereto or any other Person, except as set forth in this ARTICLE X; provided, that, no such termination shall relieve any party from liability arising out of or incurred as a result of the willful breach by such party of this Agreement or such party’s fraud, in which case such party shall be fully liable for any and all liabilities and damages incurred or suffered by the other party as a result of such willful breach or fraud. The provisions of Section 8.2, this ARTICLE X and ARTICLE XI shall survive any termination hereof pursuant to this ARTICLE X.

ARTICLE XI

MISCELLANEOUS

11.1 Notices. Any notice hereunder shall be sent in writing, addressed as specified below, and shall be deemed given: (a) if by hand, electronic mail or recognized courier service, by 5:00 PM on a Business Day, addressee’s day and time, on the date of delivery, and otherwise on the first Business Day after such delivery; (b) if by email, on the date of transmission; or (c) five (5) days after mailing by certified or registered mail, return receipt requested. Notices shall be addressed to the respective parties as follows (excluding telephone numbers, which are for convenience only), or to such other address as a party shall specify to the others in accordance with these notice provisions:

if to the Company (or, following the Closing, the Surviving Corporation or Parent), to:

Vesicor Therapeutics, Inc.

207 S. Santa Anita Ave., P-15

San Gabriel, CA 91776

Attn:  Mike Bowen

e-mail:  mbowen@vesicor.com

if to Parent or Merger Sub:

Altitude Acquisition Corp.

400 Perimeter Center Terrace Suite 151

Atlanta, Georgia 30346

Attn:  Gary Teplis

e-mail:  gary.teplis@altitudeac.com

11.2 Amendments; No Waivers; Remedies.

(a) This Agreement cannot be amended, except by a writing signed by each party, and cannot be terminated orally or by course of conduct. No provision hereof can be waived, except by a writing signed by the party against whom such waiver is to be enforced, and any such waiver shall apply only in the particular instance in which such waiver shall have been given.

(b) Neither any failure or delay in exercising any right or remedy hereunder or in requiring satisfaction of any condition herein nor any course of dealing shall constitute a waiver of or prevent any party from enforcing any right or remedy or from requiring satisfaction of any condition. No notice to or demand on a party waives or otherwise affects any obligation of that party or impairs any right of the party giving such notice or making such demand, including any right to take any action without notice or demand not otherwise required by this Agreement. No exercise of any right or remedy with respect to a breach of this Agreement shall preclude exercise of any other right or remedy, as appropriate to make the aggrieved party whole with respect to such breach, or subsequent exercise of any right or remedy with respect to any other breach.

(c) Except as otherwise expressly provided herein, no statement herein of any right or remedy shall impair any other right or remedy stated herein or that otherwise may be available.

(d) Notwithstanding anything to the contrary contained herein, no party shall seek, nor shall any party be liable for, punitive or exemplary damages under any tort, contract, equity or other legal theory with respect to any breach (or alleged breach) of this Agreement or any provision hereof or any matter otherwise relating hereto or arising in connection herewith.

11.3 Arm’s Length Bargaining; No Presumption Against Drafter. This Agreement has been negotiated at arm’s-length by parties of equal bargaining strength, each represented by counsel and having participated in the drafting of this Agreement. This Agreement creates no fiduciary or other special relationship between the parties, and no such relationship otherwise exists. No presumption in favor of or against any party in the construction or interpretation of this Agreement or any provision hereof shall be made based upon which Person might have drafted this Agreement or such provision.

11.4 Publicity. Except as required by law or applicable stock exchange rules and except with respect to the Additional Parent SEC Documents, the parties agree that neither they nor their agents shall issue any press release or make any other public disclosure concerning the transactions contemplated hereunder without the prior approval of the other party hereto. If a party is required to make such a disclosure as required by law or applicable stock exchange rules, the party making such determination will, if practicable in the circumstances, use reasonable commercial efforts to allow the other party reasonable time to comment on such disclosure in advance of its issuance.

11.5 Expenses. Except as provided herein, each Party shall bear its own costs and expenses in connection with this Agreement, the Additional Agreements and the transactions contemplated hereby and thereby as of the Closing Date, including the fees and expenses of investment bankers and other advisors, legal counsel, accountants, consultants, financial advisors and other Representatives and due-diligence (including travel-related) costs, fees and expenses incurred in connection with the transactions contemplated hereby (collectively, the “Transaction Expenses”) provided, however, that upon the Closing, PubCo shall pay and/or reimburse the Transaction Expenses of (a) the Company, up to a maximum amount of $1,000,000, (b) Parent, including the deferred underwriter’s compensation payable to Cantor Fitzgerald & Co and the other underwriters of Parent’s initial public offering, up to a maximum amount of $4,500,000 (excluding placement agents’ fees in connection with the Closing Offering). For the avoidance of doubt “Transaction Expenses” shall not be deemed to include any fees, costs or expenses incurred or payable in connection with obtaining directors’ and officers’ liability insurance in accordance with Section 8.3(c).

11.6 No Assignment or Delegation. No party may assign any right or delegate any obligation hereunder, including by merger, consolidation, operation of law or otherwise, without the written consent of the other party. Any purported assignment or delegation without such consent shall be void, in addition to constituting a material breach of this Agreement.

11.7 Governing Law. This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware, without giving effect to the conflict of laws principles thereof.

11.8 Jurisdictions; WAIVER OF TRIAL BY JURY. Any Action based upon, arising out of or related to this Agreement or the transactions contemplated hereby may only be brought in federal and state courts located in the State of Delaware, and each of the parties irrevocably submits to the exclusive jurisdiction of each such court in any such Action, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the Action shall be heard and determined only in any such court, and agrees not to bring any Action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Action brought pursuant to this Section 11.8. EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION BASED UPON, ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

11.9 Enforcement. The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties do not perform their obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate this Agreement) or any of the Additional Agreement in accordance with its specified terms or otherwise breach such provisions. The parties acknowledge and agree that (i) the parties shall be entitled to an injunction, specific performance, or other equitable relief, to prevent breaches of this Agreement or the Additional Agreements and to enforce specifically the terms and provisions hereof and thereof, without proof of damages, prior to the valid termination of this Agreement in accordance with ARTICLE X, this being in addition to any other remedy to which they are entitled under this Agreement or the Additional Agreement, and (ii) the right of specific enforcement is an integral part of the transactions and without that right, none of the parties would have entered into this Agreement. Each party agrees that it will not oppose the granting of specific performance and other equitable relief on the basis that the other parties have an adequate remedy at Law. The parties acknowledge and agree that any party seeking an injunction to prevent breaches of this Agreement or the Additional Agreements and to enforce specifically the terms and provisions of this Agreement or the Additional Agreements in accordance with this Section 11.9 shall not be required to provide any bond or other security in connection with any such injunction.

11.10 Counterparts; Electronic Signatures. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties. Delivery of an executed counterpart of a signature page to this Agreement and any of the closing deliverables contemplated hereby by electronic means, including DocuSign, e-mail, or scanned pages shall be effective as delivery of a manually executed counterpart to this Agreement or any of the closing deliverables contemplated hereby.

11.11 Entire Agreement. This Agreement, together with the Additional Agreements, sets forth the entire agreement of the parties with respect to the subject matter hereof and thereof and supersedes all prior and contemporaneous understandings and agreements related thereto (whether written or oral), all of which are merged herein. No provision of this Agreement or any Additional Agreement may be explained or qualified by any agreement, negotiations, understanding, discussion, conduct or course of conduct or by any trade usage. Except as otherwise expressly stated herein or in any Additional Agreement, there is no condition precedent to the effectiveness of any provision hereof or thereof.

11.12 Severability. A determination by a court or other legal authority that any provision that is not of the essence of this Agreement is legally invalid shall not affect the validity or enforceability of any other provision hereof. The parties shall cooperate in good faith to substitute (or cause such court or other legal authority to substitute) for any provision so held to be invalid a valid provision, as alike in substance to such invalid provision as is lawful.

11.13 Further Assurances. Each party shall execute and deliver such documents and take such action, as may reasonably be considered within the scope of such party’s obligations hereunder, necessary to effectuate the transactions contemplated by this Agreement.

11.14 Third Party Beneficiaries. Except as provided in Section 8.3 and Section 11.16, neither this Agreement nor any provision hereof confers any benefit or right upon or may be enforced by any Person not a signatory hereto.

11.15 Waiver. Reference is made to the final prospectus of Parent, dated December 8, 2020 (the “Prospectus”). The Company has read the Prospectus and understands that Parent is a blank check company with powers and privileges to effect the Merger. The Company acknowledges that, as described in the Prospectus, Parent has established the Trust Account for the benefit of the public shareholders of Parent and the underwriters of the IPO pursuant to the Trust Agreement and that, except for a portion of the interest earned on the amounts held in the Trust Account, Parent may disburse monies from the Trust Account only for the purposes set forth in the Trust Agreement. The Company further acknowledges that, if the Merger and the other transactions contemplated by this Agreement, or in the event of the termination of this Agreement, another merger, are not consummated by March 11, 2024 or such later date as approved by the holders of a majority of the Parent Common Stock, for and in consideration of Parent agreeing to enter into this Agreement and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company, for itself and on behalf of the Company Securityholders, hereby agrees that it (a) does not now and shall not at any time hereafter have any right, title, interest or claim of any kind in or to any assets held in the Trust Account, and shall not make any claim against the Trust Account, regardless of whether such claim arises as a result of, in connection with or relating in any way to this Agreement or any other matter, and regardless of whether such claims arises based on contract, tort, equity or any theory of legal liability (any and all such claims are collectively referred to hereafter as the “Released Claims”), (b) irrevocably waives any Released Claims that it may have against the Trust Account now or in the future as a result of, or arising out of, any negotiations, contracts or agreements with Parent, and (c) will not seek recourse against the Trust Account for any reason whatsoever.

11.16 Non-Recourse. This Agreement may be enforced only against, and any dispute, claim or controversy based upon, arising out of or related to this Agreement or the transactions contemplated hereby may be brought only against, the entities that are expressly named as parties hereto and then only with respect to the specific obligations set forth in this Agreement with respect to such party. No past, present or future director, officer, employee, incorporator, member, partner, shareholder, agent, attorney, advisor, lender or representative or Affiliate of any named party to this Agreement (which Persons are intended third party beneficiaries of this Section 11.17) shall have any liability (whether in contract or tort, at law or in equity or otherwise, or based upon any theory that seeks to impose liability of an entity party against its owners or Affiliates) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of such named party or for any dispute, claim or controversy based on, arising out of, or related to this Agreement or the transactions contemplated hereby.

11.17 Survival of Representations and Warranties. The representations and warranties set forth in ARTICLE IV and ARTICLE V and the covenants of any Party that are to be fully performed prior to Closing shall not, in each case, survive the Closing.

11.18 No Other Representations; No Reliance.

(a) NONE OF THE COMPANY, ANY COMPANY SECURITYHOLDER NOR ANY OF THEIR RESPECTIVE REPRESENTATIVES HAS MADE ANY REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, OF ANY NATURE WHATSOEVER RELATING TO THE COMPANY OR THE BUSINESS OR OTHERWISE IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR ANY ADDITIONAL AGREEMENT, OTHER THAN THOSE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN ARTICLE IV, IN EACH CASE, AS MODIFIED BY THE

SCHEDULES TO THIS AGREEMENT. Without limiting the generality of the foregoing, neither the Company, any Company Securityholder nor any of their respective representatives has made, and shall not be deemed to have made, any representations or warranties in the materials relating to the Company made available to Parent and its representatives, including due diligence materials, or in any presentation of the business of the Company by management of the Company or others in connection with the transactions contemplated hereby, and no statement contained in any of such materials or made in any such presentation shall be deemed a representation or warranty hereunder or otherwise or deemed to be relied upon by Parent or Merger Sub in executing, delivering and performing this Agreement, the Additional Agreements or the transactions contemplated hereby or thereby, in each case except for the representations and warranties set forth in ARTICLE IV as modified by the Schedules to this Agreement. It is understood that any cost estimates, projections or other predictions, any data, any financial information or any memoranda or offering materials or presentations, including any offering memorandum or similar materials made available by the Company, any Company Securityholder or their respective representatives are not and shall not be deemed to be or to include representations or warranties of the Company or any Company Securityholder, and are not and shall not be deemed to be relied upon by Parent or Merger Sub in executing, delivering and performing this Agreement, the Additional Agreement and the transactions contemplated hereby or thereby, in each case except for the representations and warranties set forth in ARTICLE IV, in each case, as modified by the Schedules to this Agreement. Except for the specific representations and warranties expressly made by the Company in ARTICLE IV, in each case as modified by the Schedules: (a) Parent acknowledges and agrees that: (i) neither the Company, the Company Securityholders nor any of their respective representatives is making or has made any representation or warranty, express or implied, at law or in equity, in respect of the Company, the business, assets, liabilities, operations, prospects or condition (financial or otherwise) of the Company, the nature or extent of any liabilities of the Company, the effectiveness or the success of any operations of the Company or the accuracy or completeness of any confidential information memoranda, projections, forecasts or estimates of earnings, or other information (financial or otherwise) regarding the Company furnished to Parent or Merger Sub or their respective representatives or made available to Parent and its representatives in any “data rooms,” “virtual data rooms,” management presentations or any other form in expectation of, or in connection with, the transactions contemplated hereby, or in respect of any other matter or thing whatsoever; and (ii) no representative of any Company Securityholder or the Company has any authority, express or implied, to make any representations, warranties or agreements not specifically set forth in ARTICLE IV and subject to the limited remedies herein provided; (b) Parent specifically disclaims that it is relying upon or has relied upon any such other representations or warranties that may have been made by any Person, and acknowledges and agrees that the Company Securityholders and the Company have specifically disclaimed and do hereby specifically disclaim any such other representation or warranty made by any Person; and (c) none of the Company, the Company Securityholders nor any other Person shall have any liability to Parent or any other Person with respect to any such other representations or warranties, including projections, forecasts, estimates, plans or budgets of future revenue, expenses or expenditures, future results of operations, future cash flows or the future financial condition of the Company or the future business, operations or affairs of the Company.

(b) NONE OF THE PARENT PARTIES, ANY EQUITYHOLDERS OF PARENT NOR ANY OF THEIR RESPECTIVE REPRESENTATIVES HAS MADE ANY REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, OF ANY NATURE WHATSOEVER RELATING TO ANY OF THE PARENT PARTIES OR THE BUSINESS OR OTHERWISE IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR ANY ADDITIONAL AGREEMENT, OTHER THAN THOSE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN ARTICLE V, IN EACH CASE, AS MODIFIED BY THE SCHEDULES TO THIS AGREEMENT. Without limiting the generality of the foregoing, none of the Parent Parties, any equityholders of Parent nor any of their respective representatives has made, and shall not be deemed to have made, any representations or warranties in the materials relating to any of the Parent Parties made available to the Company, the Company Securityholders or its representatives, including due diligence materials, or in any presentation by a representative of a Parent Party or others in connection with the transactions contemplated hereby, and no statement contained in any of such materials or made in any such presentation shall be deemed a representation or warranty hereunder or otherwise or deemed to be relied upon by the Company or any Company Securityholder in executing, delivering and performing this Agreement, the Additional Agreements or the transactions contemplated hereby or thereby, in each case except for the representations and warranties set forth in ARTICLE V as modified by the Schedules to this Agreement. It is understood that any cost estimates, projections or other predictions, any data, any financial information or any memoranda or offering materials or presentations, including any offering memorandum or similar materials made available by a Parent Party, any equityholders of Parent or their respective representatives are not and shall not be deemed to be or to include representations or warranties of any Parent Party, and are not and shall not be deemed to be relied upon by the Company in executing, delivering and performing this Agreement, the Additional Agreement and the transactions contemplated hereby or thereby, in each case except for the representations and warranties set forth in ARTICLE V, in each case, as modified by the Schedules to this Agreement. Except for the specific representations and warranties expressly made by the Parent Parties in ARTICLE V, in each case as modified by the Schedules: (a) the Company acknowledges and agrees that: (i) none of the Parent Parties, any equityholders of Parent nor any of their respective representatives is making or has made any representation or warranty, express or implied, at law or in equity, in respect of any of the Parent Parties, the business, assets, liabilities, operations, prospects or condition (financial or otherwise) of any of the Parent Parties, the nature or extent of any liabilities of any of the Parent Parties, the effectiveness or the success of any operations of any of the Parent Parties or the accuracy or completeness of any confidential information memoranda, projections, forecasts or estimates of earnings, or other information (financial or otherwise) regarding any of the Parent Parties furnished to the Company, the Company Securityholders or their respective representatives or made available to the Company, the Company Securityholders or their respective representatives in any “data rooms,” “virtual data rooms,” management presentations or any other form in expectation of, or in connection with, the transactions contemplated hereby, or in respect of any other matter or thing whatsoever; and (ii) no representative of any of the Parent Parties has any authority, express or implied, to make any representations, warranties or agreements not specifically set forth in ARTICLE V and subject to the limited remedies herein provided; (b) the Company specifically disclaims that it is relying upon or has relied upon any such other representations or warranties that may have been made by any Person, and acknowledges and agrees that the Parent Parties and any equityholders of Parent have specifically disclaimed and do hereby specifically disclaim any such other representation or warranty made by any Person; and (c) none of the Parent Parties, any equityholders of Parent nor any other Person shall have any liability to the Company, the Company Securityholders or any other Person with respect to any such other representations or warranties, including projections, forecasts, estimates, plans or budgets of future revenue, expenses or expenditures, future results of operations, future cash flows or the future financial condition of any of the Parent Parties or the future business, operations or affairs of any of the Parent Parties.

[The remainder of this page intentionally left blank; signature pages to follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

Parent:

ALTITUDE ACQUISITION CORP.

By:	/s/ Gary Teplis
Name: Gary Teplis
Title: Chief Executive Officer and President

Merger Sub:

ALTITUDE MERGER SUB I, INC.

By:	/s/ Gary Teplis
Name: Gary Teplis
Title: President and Secretary

Company:

VESICOR THERAPEUTICS, INC.

By:	Luo Feng
Name: Luo Feng, Ph.D.
Title: Chief Executive Officer